FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PE
6-1-04

For the month of June, 2004

Commission File Number : 001-14960

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...√...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __√__

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...√..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

By: [signature]

Name: Efstratios-Georgios (Takis) Arapoglou
Title: Chairman - Governor

Date: 7th June, 2004

ANNUAL REPORT



2003

NATIONAL BANK OF GREECE

THE BANK AND THE GROUP - FINANCIAL HIGHLIGHTS

	National Bank		NBG Group	
	2003	2002	2003	2002
Profit and loss account (€ millions)				
Net interest income	1 072	974	1 303	1 186
Total operating income	1 424	1 325	1 848	1 647
Profit before provisions, extraordinary income and tax	502	416	625	466
Profit before tax	409	297	521	350
Balance sheet (€ millions)				
Total assets	49 117	49 161	53 891	54 096
Total equity	2 545	2 353	2 611	2 584
Loans and advances to customers	19 887	18 147	22 700	20 608
Amounts owed to customers	35 439	36 657	38 978	40 025
Per share (€)				
Earnings	–%	–%	1.48	0.88
Dividend	0.65%	0.41%	–	–
Dividend yield (share price at 31.12)	3.1%0	3.3%	–	–
Ratios				
Return on average equity (after tax)	11.8%	8.3%	15.4%	9.4%
Return on average assets (before tax)	0.83%	0.61%	1.01%	0.67%
Cost/Income (efficiency)	64.7%	68.6%	66.2%	71.7%
Net interest margin	2.54%	2.32%	2.67%	2.44%
Loans after provisions/total assets	38.7%	35.2%	40.2%	36.2%
Capital adequacy				
Tier 1	10.7%	9.5%	10.1%	7.4%
Total capital	15.5%	12.6%	12.9%	10.4%
Staff numbers	14 631	14 707	20 752	20 146

Credit ratings	**Long-term**	**Short-term**
Moody's	A2	P-1
Standard & Poor's	BBB+	A-2
Fitch Ratings	A–	F2
Capital Intelligence	A–	A2

A **strong** bank

NBG runs the largest financial group in Greece and has developed a dynamic profile in SE Europe. Its broad customer base and range of services provide a strong competitive edge, with which it has accomplished impressive growth in banking operations as well as profits.





with much to **offer**

We have placed our customers at the center of our strategic and business focus, and responded to their trust. Through our products and services, tailored to their needs, we seek to enhance the bank-customer relationship.

evolving in a changing world



NBG has demonstrated its ability to adopt its operational structures to international, social and financial change. As NBG evolves, it stands by its customers as a steady partner and advisor in financial matters. To this end, we rely on the skill and dedication of our staff.

C O N T E N T S








4
Nothing can "touch" you now
RE SSURANCE
5
Leave it to us.
WEIGH—IT LIFTING
6

LETTERS TO SHAREHOLDERS

Dear Shareholder,

In 2003, the strategic choices of the Bank were vindicated. Retail banking and lending to SMEs were the main growth drivers, contributing decisively to improved earnings and profitability. Asset management also posted rapid expansion, with a surge in funds under management. Abroad, and particularly in SE Europe, the Group strengthened its presence further, forging a dynamic regional profile. During the course of the past year, National Bank of Greece also completed a broad-sweeping modernization and restructuring program across its operational structures, placing special emphasis on cost containment.

The Group's robust performance in these spheres enabled it to report profit after tax and minorities of € 360 million, up 69% on the previous year. Similarly, Group profit before tax and minorities rose 51% to € 533 million.

These very satisfactory results were the product of systematic and concerted efforts made during the past few years to broaden the Group's core profitability, i.e. income associated strictly with banking operations and thus not susceptible to market fluctuations. Specifically, core operating profit grew by 51% in 2003, sustaining the momentum of the past three years, during which it has grown by 41% on an annual basis. It is worth pointing out that in 2003, core income represented over 95% of total income, compared with 84% in 2002.

The most substantial contribution to core income was made by the Bank's loan portfolio, particularly retail lending. For the first time in the history of the Bank, retail lending surpassed 50% of total lending at year-end 2003. The expansion of the loan portfolio was accompanied by an improvement in loan quality, due to the Bank's efforts to implement modern loan approval procedures and credit risk management. For example, at 31 December 2003, non-performing loans after provisions represented just 1.6% of total loans (2002: 2%) and were more than covered by readily liquidated securities.

The strategic choices of the Bank are evidence of its intention to become a dynamic banking organization that can compete on an equal footing with other large banks at home and abroad.



Theodoros B. Karatzas

National Bank of Greece was quick to recognize the growth potential offered by retail banking in Greece, particularly following the country's entry into EMU and the creation of a favorable macroeconomic environment, which allowed households easier access to bank lending. As a result, the Bank has focused on lending to low-risk customers, as Greek households have low leverage vis-à-vis their income levels. Indeed, retail lending continued to grow briskly in 2003, with consumer outstandings and mortgage credit up by 27% and 22% respectively.

Particular emphasis was also placed on lending to SMEs, which comprise the backbone of the Greek economy. In fact, lending to small businesses and professionals grew by 65% in 2003. Similarly, loans to medium-sized enterprises grew by 20%. In the sphere of corporate lending, the Bank continued its long-standing policy of cautious and measured expansion towards the private sector, guided always, on a case by case basis, by the overall customer relationship that has been developed in conjunction with an exact assessment of the credit risk undertaken.

Asset management is another important area of the Bank's activities to have generated positive results over the past few years. Growth in the Bank's mutual fund assets under management led to an increase in the Bank's market share in this segment from 17% in 2002 to 25% in 2003. There was also substantial growth in our private banking business, which will be supported further by our international private banking unit in London, launched during the course of the year.

National Bank was also quick to see the growth prospects presented by the opening up of the neighboring SE European countries. To this end it has made several strategic investments, forging itself into a substantial regional force. Indeed, the significant economic reforms taking place throughout the region are creating an attractive economic environment in which the banking sector is called upon to play a crucial role, promising much for the sector's future growth. NBG enjoys a significant comparative advantage in the region, especially in view of its experience in developing retail banking operations in Greece over the past five years. The Bank's successful investment moves in the region are illustrated by the fact that having invested only 4% of its assets in SE Europe, it already reaps approximately 10% of its profits from the region.

Expansion in SE Europe complements and reinforces the Bank's general outward-looking strategy, whereby 23% of its profits in 2003 derived from activities outside Greece. The international profile of the Bank was enhanced by the acquisition, in Romania, of Banca Romaneasca (the last acquisition of the Bank's planned growth strategy in SE Europe) and the Manhattan branch of Allied Irish Banks in the US, thus consolidating further the position of our North American subsidiary, Atlantic Bank of New York.

Another important area of the Bank's activities involves the modernization and restructuring of its operational structures in order to improve further the quality of services provided and enhance efficiency. This effort has been accompanied by successful containment of costs. In 2003, total operating expenses rose only fractionally, achieving a lower increase than all our competitors in Greece. In fact, the cost-to-income ratio improved by 5.5 percentage points to 66.2%.

With these improvements in core earnings and reduced costs, the Group's return on equity moved up by 6 percentage points to 15.4%. Likewise, return on average assets rose to 1.01% compared with 0.67% in 2002.

Well aware of the importance of maintaining a healthy capital base, the Bank strengthened it further in 2003. At 31 December, the Group's capital adequacy ratio stood at 13%, up 2.5 percentage points on the previous year, and among the highest of such ratios in Europe. This provides a solid foundation on which to build future growth and can serve to meet further possible capital requirements that may result from the introduction of the Basel II regulatory framework.

At 31 December 2003, NBG revalued at fair value a large portion of its real estate assets, and at the same time, 19 non-financial subsidiaries and affiliates were consolidated into the Group's balance sheet using the equity method of accounting. As a result, at end-2003 the Group's net assets to a large extent reflect international accounting standards. In the year ahead, the last significant adjustment to the Group's assets will take place, with a view to bringing its accounting practices fully into line with IAS. It will include provisions for contingent liabilities vis-à-vis various staff defined-benefit pension funds, although this will not bring about any substantial change in the Bank's net capital position.

In light of the Group's strong capital base and positive results, NBG's Board proposes a dividend of € 0.65 per share for the financial year 2003. This corresponds to an increase of 59% over that of the previous year (€ 0.41 per share).

This strong performance by the NBG Group, plus

- the dynamic growth outlook for the Greek economy in the years ahead,
- continued growth in retail banking operations in Greece and the wider SE European region,
- the large growth potential for lending by NBG, supported by the relatively low leverage among Greek households and firms,
- our unique deposit base, which enables the Group to grow a profitable customer-oriented strategy that can also enhance our cross-selling potential,
- our modern infrastructures and technological superiority, and
- our leading position in SE Europe,

give us a strong competitive edge that bodes well for growth in the coming years.

During the course of its term, Management has set, and achieved, a number of ambitious targets. The Board, and Management in general, would like to take this opportunity to thank all our staff for the commitment and dedication they have shown in attaining these goals. In addition, it would like to thank shareholders for the trust they have placed in us, and assures them that it will continue to choose the most effective strategy possible. Our constant guiding principle is to create value for our shareholders, by consolidating our position as a major regional banking force in SE Europe.

On 3 March 2004, the NBG Group mourned the loss of Theodoros Karatzas, the man who, as Governor and Chairman, led the task of modernizing the Bank in recent years and who forged its dynamic growth in Greece and the region. He also played a significant role in the general reform of the Greek banking system. His principles, values and confidence that were instilled in the institution during his tenure have left an important legacy for the Group, generating a corporate culture that is confident of its future.

The Board of Directors

LETTERS TO SHAREHOLDERS

Dear Shareholder,

It is indeed an honor to have been entrusted with the task of leading the team at National Bank of Greece, the largest financial services group in the country. Over the course of its long life, the Group has been at the forefront of economic developments in Greece, while also making an admirable cultural and social contribution.

Undoubtedly, the management under the leadership of the late Theodoros Karatzas took many significant decisions, which laid important foundations for the Group. The banking system, however, today operates in a highly competitive and open environment where the pace is extremely demanding, driven by relentless technological progress and demographic change. Thus, the Group must review its management and operational structure and embrace new decision-making mechanisms if it wishes to sustain its successes of recent years.

I believe the Group should focus on achieving the following general objectives:

- It should sustain strong earnings growth by focusing on retail banking and SMEs, as well as asset management, in Greece and SE Europe.
- It should maximize operating efficiency. For instance, alongside increased earnings, the Group should adopt procedures and infrastructures that will keep operating costs firmly under control, enhance staff productivity, and at the same time offer the customer top quality service. If a bank wishes to pursue its business goals effectively, it must be able to deliver excellence consistently. To do this we should also boost employee satisfaction by providing a sound professional environment that offers the appropriate incentives and fosters individual initiative.
- The Group should seek to maximize capital efficiency. Each of the Group's activities should offer returns that justify the risk undertaken. Therefore, the Group should reconsider its entire range of activities (including those of its subsidiaries) and ensure that these are in line with a clearly defined strategic plan.

Based on this strategy, I believe that the NBG Group will be able to maximize shareholder value, the fundamental objective, after all, of any listed corporation.

In seeking to generate shareholder value, it is imperative that the National Bank of Greece formulates a modern approach to corporate governance, where transparency and shareholder trust are front stage, especially as we now are a large, multi-shareholder company.

Let me also mention the wide-ranging social contribution of the Group: I wish to see this tradition continued, in the belief that certain values are constant and are truly worthy of our support.

To close, on behalf of the new Board of Directors, I would like to express our gratitude to you for the confidence you have shown to the Group in the past and assure you that we shall work unremittingly to achieve the high targets that we will set.

Takis Arapoglou

Chairman and Chief Executive Officer

BOARD OF DIRECTORS

EXECUTIVE MEMBERS

Takis (Efstratios-Georgios) Arapoglou[1]
Chairman and Governor

Ioannis Pechlivanidis[2]
Deputy Governor

NON-EXECUTIVE MEMBERS[3]

H.E. The Metropolitan of Ioannina
Theoklitos

Stefanos Vavalidis
Member of the Board of Directors of the European Bank for Reconstruction and Development (EBRD)

Ioannis Giannidis
Professor - University of Athens Law School

Dimitrios Daskalopoulos
Chairman and Managing Director DELTA S.A., Vice Chairman - Federation of Greek Industrialists

Nikolaos Efthymiou
Chairman - Union of Greek Shipowners

George Lanaras
Shipowner

Ioannis Panagopoulos
Employees' representative (NBG)

Stefanos Pantzopoulos
Business consultant - Former certified auditor

Constantinos Pilarinos
Economist - General Manager of Finances and Technical Services for the Church of Greece

Drakoulis Fountoukakos
Chairman, Athens Chamber of Commerce and Industry

Georgios Athanasopoulos
Employees' Representative (NBG)

INDEPENDENT NON-EXECUTIVE MEMBERS

Panagiotis Lambropoulos
Merchant

Ploutarchos Sakellaris
Professor, University of Athens and Chairman, Council of Economic Advisors

1. Mr. Takis (Efstratios-Georgios) Arapoglou was elected by the Board of Directors on 19 April 2004.
   Until 3 April 2004, date of his death, the Chairman and Governor was Theodoros B. Karatzas.

2. Mr. Ioannis Pechlivanidis was elected by the Board of Directors on 22 April 2004.
   The Deputy Governors Messrs. Theodoros Pantalakis, Andreas Vranas and Apostolos Tamvakakis withdrew from the Board of Directors on 22 April 2004.

3. Messrs. Stefanos Vavalidis, Ioannis Giannidis, Nicolaos Efthymiou, Stefanos Pantzopoulos, Constantinos Pilarinos, Drakoulis Fountoukakos, Georgios Athanasopoulos and Ploutarchos Sakellaris were elected by the Board of Directors on 22 April 2004.
   Messrs. Vasilios Konstantakopoulos, Miltiades Nektarios, Demetrios Papoulias, Vasilios Rapanos, Avraam Triantafyllidis and George Tsouyopoulos withdrew from the Board of Directors on 22 April 2004.
   Mr. Avraam Triantafyllidis was elected on 28 July 2003 following the resignation of Mr. Panayiotis Zarras on 22 July 2003.

ISN'T IT TIME TO EXPAND YOUR BUSINESS?



OPEN PROFESSIONAL

LOAN

ERRATA

In Footnote 1
on Page 13, the month
«April»
should be replaced by
«March»
in both dates.

THE PERFORMANCE OF THE STOCK
SHAREHOLDER STRUCTURE

THE PERFORMANCE OF THE STOCK

DIAGRAM I

NBG SHARE PRICE AND TRADING VOLUME (2003)


PRICE CHANGE (BASE 31.12.2002=100)
180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
TRADING VOLUME (€ MILLIONS)
40
36
32
28
24
20
16
12
8
4
0
Dec.-02
Jan.-03
Feb.-03
Mar.-03
Apr.-03
May-03
June-03
July-03
Aug.-03
Sep.-03
Oct.-03
Nov.-03
Dec.-03
NBG TRADING VOLUME
NBG
ASE GENERAL INDEX
BANKING SECTOR INDEX

THE PERFORMANCE OF THE STOCK

In 2003, the price of the stock moved up decisively. This rise was well above that of the domestic stock market, as well as stock markets internationally (69% compared with 29.5% for the Athens Stock Exchange (ASE) general index, 58% for the banking index and 17.1% for the European banking index (FTSE 300 Banks)). Accordingly, the price of NBG's share stood at € 20.74 compared with € 12.27 at 31 December 2002.

At 31 December 2003, NBG's market capitalization totaled € 5 290 million, up € 2 151 million on the previous year. At year-end 2003, NBG held first place in respect of market capitalization on the ASE, with a percentage share of 6.3% compared with 4.7% at the end of the previous year. NBG's share of the total capitalization of the Greek banking sector at 31 December 2003 stood at 21.9%.

NBG share price movements experienced sharp fluctuations in 2003, as did the majority of shares on the ASE. The coefficient of variation for its daily return rose to 2.1% from 1.8% in 2002, though this was lower than in previous years (1999-2001).

Investor interest in NBG stock is reflected in the much higher liquidity ratio (i.e. the ratio of the total annual value of trading in the stock to average capitalization), which is well above corresponding indices for the ASE and the banking sector as a whole. In 2003, the annual liquidity ratio stood at 51.2% compared with 20.1% in the previous year. The same index for the Greek banking sector and the ASE stood at 34.9% and 47.6% respectively.

TABLE 1

NBG stock market data [1]

	2003	2002	2001	2000	1999
Year-end price (€)	**20.7**	12.3	24.3	36.8	46.1
Year high (€)	**21.5**	24.8	41.3	49.4	56.2
Year low (€)	**8.1**	12.1	19.4	32.6	28.2
Mean price for the year (€)	**14.9**	18.0	30.8	40.8	41.1
Yearly coefficient of variation for NBG's share price (%)	**2.1**	1.8	2.2	2.3	2.9
Yearly coefficient of variation for banking sector (%)	**1.7**	1.4	2.0	2.1	2.6
Yearly coefficient of variation for ASE (%)	**1.2**	1.1	1.8	2.0	2.4
NBG market capitalization on the ASE (€ millions)	**5 290.0**	3 130.3	6 094.3	9 485.6	11 543.6
NBG-to-ASE market capitalization ratio at year end (%)	**6.3**	4.7	6.4	8.0	5.9
NBG-to-banking sector capitalization ratio at year end (%)	**22.4**	20.1	23.8	25.9	27.4
Total trading volume (€ millions)	**1 950.5**	910.9	2 464.8	3 461.7	7 686.1
NBG-to-ASE trading volume ratio (%)	**5.6**	3.7	5.9	3.7	4.5
NBG-to-banking sector trading volume ratio (%)	**30.3**	27.9	29.0	25.2	28.1
Annual liquidity ratio: NBG (%) [2]	**51.2**	20.1	31.7	34.2	81.7
Annual liquidity ratio: banking sector (%)	**34.9**	16.1	27.6	39.7	84.8
Annual liquidity ratio: ASE (%)	**47.6**	29.9	40.9	65.9	127.4

Sources: ASE, Bloomberg, NBG calculations

(1) For comparison purposes, share prices have been adjusted (Bloomberg methodology) so as to present changes over the past five years in a single currency.
(2) Ratio of annual trading volume to average capitalization.

SHAREHOLDER STRUCTURE

DIAGRAM 2

NBG SHAREHOLDER STRUCTURE AT 31.12.2002



NBG SUBSIDIARIES 4.9%
HELLENIC REPUBLIC & PCTS 12.2%
HELLENIC FINANCE 6.3%
OTHER PUBLIC SECTOR ENTITIES 6.6%
PENSION FUNDS (PUBLIC SECTOR LEGAL ENTITIES) 17.1%
INTERNATIONAL INSTITUTIONALS 10.3%
PRIVATE INTERNATIONAL INVESTORS 0.5%
PRIVATE DOMESTIC INVESTORS 26.5%
OTHER DOMESTIC INSTITUTIONALS 15.6%

SHAREHOLDER STRUCTURE

At 31 December 2003, the share capital of NBG was divided into 255 058 085 ordinary shares, compared with 231 870 986 at the end of the previous year. The increase in the number of shares stemmed from the capitalization of reserves and the concurrent bonus share distribution at a ratio of one new share for every ten old shares.

The Bank's stock is broadly dispersed across individuals and legal entities in Greece and abroad (DIAGRAMS 2, 3). At 31 December 2003, the Hellenic Republic owned 7.5% of the Bank's capital compared with 12.2% at the end of 2002. It should be noted that in July 2003, the level of state participation in the Bank stood at 18.5% on account of the stock that came into its possession as a result of the maturity of the Hellenic Finance convertible bond, issued in 1999. These shares represented 6.3% of NBG's share capital, and were held by Hellenic Finance, a special purpose Greek state-owned company based in Luxembourg. In October 2003, the Hellenic Republic sold through a private placement (via a bookbuilding process) 11% of the share capital (28 050 000 shares). Two thirds of these shares were taken up by international institutional investors and the remaining by domestic institutionals. As a result, at 31 December 2003, the proportion of shares held by institutional investors and other legal entities abroad increased to 17.2% of NBG's total share capital, compared with 10.3% at the end of 2002.

At 31 December 2003, pension funds supervised by the Hellenic Republic (legal entities of public law) and the rest of the public sector held 17.1% and 3.9% respectively of NBG stock. Thus, at the end of the year, the direct and indirect participation of the Hellenic Republic stood at 28.5%. A substantial stake was in the hands of private domestic investors (28.8%) while other domestic legal entities (pension funds, banks, mutual fund managers, insurance companies, trusts, etc.) held 20.7%.

DIAGRAM 3

NBG SHAREHOLDER STRUCTURE AT 31.12.2003


NBG SUBSIDIARIES
4.2%
HELLENIC REPUBLIC & PCTS
7.5%
OTHER PUBLIC SECTOR ENTITIES
3.9%
PENSION FUNDS (PUBLIC SECTOR LEGAL ENTITIES)
17.1%
INTERNATIONAL INSTITUTIONALS
17.2%
PRIVATE INTERNATIONAL INVESTORS
0.6%
PRIVATE DOMESTIC INVESTORS
28.8%
OTHER DOMESTIC INSTITUTIONALS
20.7%


NBG
SICAV

FINANCIAL ENVIRONMENT

1

FINANCIAL ENVIRONMENT

1.1

INTERNATIONAL DEVELOPMENTS

Euro-area economic recovery in 2003 remained weak for a third consecutive year. It is estimated that GDP growth in the euro area retreated further to 0.4%, lower than the beginning-of-year forecast of 1.3%, and down from 0.9% in 2002. Euro-area GDP growth was affected by sluggish investment, following the investment boom of the ebullient stock market years. By contrast, recovery in the US picked up in 2003, with output estimated to have grown by 3.1% compared with 2.4% in 2002, driven largely by fixed investment that rose by 4.3%, after having declined markedly in 2002 (DIAGRAM 1.1.1).

On both sides of the Atlantic, inflation was kept on a relatively tight rein (average for 2003: 2.3% in the US, 2.1% in the euro area), since for the third consecutive year the differential between actual and potential output widened (to -1.5% in the US, -2.2% in the euro area). Furthermore, the appreciation of the euro has tended to allay fears of inflationary pressures in the euro area.

Within this low inflation and weak growth environment, monetary policy was relaxed, aiming at supporting international economic recovery. As a swift and strong recovery in the euro area looked increasingly unlikely to materialize, the European Central Bank (following a series of rate cuts during 2001-2002 of around 200 bps) reduced interest rates by a further 75 bps in 2003 to 2%, the lowest level of the past five years. However, the sharp rise of the euro –

up 19% against the dollar in 2003 – offset the looser monetary policy in the euro-area economies. At the same time, a looser fiscal policy – again in an effort to stimulate recovery – widened the public deficit further to an estimated 2.7% of GDP in 2003 in the euro area, up from 2.3% in 2002.

In the US, the Federal Reserve (after substantial rate cuts amounting to around 525 bps in 2001-2002) relaxed its policy yet further in 2003, cutting its intervention rate by 25 bps to 1% in an effort to forestall any risk of deflation, while the public deficit widened to an estimated 4.9% in 2003, up from 3.4% in 2002 (DIAGRAM I.1.2).

SE Europe

Continuing the trend of the previous year, the countries of SE Europe (Albania, Bulgaria, Croatia, FYROM, Romania, Serbia and Montenegro) posted robust macroeconomic performance in 2003.

Output growth was high, though slightly lower than in 2002, due mainly to the slowdown in its main developed-economy trading partners. In 2003, the region as a whole achieved average growth of around 4%, while growth of approximately 4.6% is expected in 2004. Inflation also decelerated sharply, declining for the first time, at the end of 2003, to single digits (9.9%), while it is projected to fall to 8% in 2004.

The external balance of the SE European economies worsened in 2003. In the smaller countries, external financing was provided by international organizations, while in the larger countries it was provided by foreign direct investment. Credit expansion, which continued to grow at a rapid pace in 2003, will be a challenge for the future. Though it should benefit the banking sector and investment, it will also widen the already large external imbalances of the countries concerned.

DIAGRAM I.1.1

GDP GROWTH (YEAR-ON-YEAR)



%
5
4
3
2
1
-1
-2
1999: Q1
1999: Q3
2000: Q1
2000: Q3
2001: Q1
2001: Q3
2002: Q1
2002: Q3
2003: Q1
2003: Q3
2003: Q4
Euro area
USA

Sources: Eurostat, Federal Reserve Board Database

DIAGRAM I.1.2

SHORT-TERM INTEREST RATES



%
7
6
5
4
3
2
1
0
Jan.-99
May-99
Sep.-99
Jan.-00
May-00
Sep.-00
Jan.-01
May-01
Sep.-01
Jan.-02
May-02
Sep.-02
Jan.-03
May-03
Sep.-03
Dec.-03
Euro area
USA

Sources: ECB, Federal Reserve Board Database

THE GREEK ECONOMY

DIAGRAM 1.2.1

GDP GROWTH
IN GREECE AND EURO AREA


%
5
4
3
2
1
0
1998
1999
2000
2001
2002
2003
Greece
Euro area

Sources: National Statistical Service of Greece, Eurostat

DIAGRAM 1.2.2

GROSS FIXED CAPITAL FORMATION IN GREECE AND EURO AREA
(ANNUAL % CHANGE)


%
17
14
11
8
5
2
-1
-4
1998
1999
2000
2001
2002
2003
Greece
Euro area

Sources: National Statistical Service of Greece, Eurostat

DIAGRAM 1.2.3

LENDING RATES FOR BUSINESSES AND HOUSEHOLDS
(CHANGE Y-O-Y)


%
20
15
10
5
0
Dec.-99
Jun.-00
Dec.-00
Jun.-01
Dec.-01
Jun.-02
Dec.-02
Jun.-03
Dec.-03
Consumer loans
Housing loans
Short-term lending to businesses

Despite a further weakening of the European economy, the Greek economy sustained its brisk growth momentum for yet another year, with GDP growth estimated to be around 4.2% in 2003 (DIAGRAM 1.2.1). This robust performance reflects strong domestic demand, which is estimated to have contributed about 6 percentage points to annual output growth. In particular, estimates indicate total consumption to have grown by over 4% y-o-y, and domestic fixed capital formation by about 12% (DIAGRAM 1.2.2).

Higher consumer spending is a product of the decline in interest rates, now at historic lows (DIAGRAM 1.2.3), which is thus fostering fast growth in credit to households, 27% y-o-y, (although not as rapid as in 2001-2002). Another positive factor was the steady recovery in consumer confidence from the lows posted at the end of the first quarter of 2003.

Low interest rates – particularly real interest rates – and high housing credit growth (DIAGRAM 1.2.4), combined with construction projects related to the Olympic Games and CSF III inflows, were the key contributors to the robust domestic investment spending in 2003, particularly in construction where investment spending grew by 10% y-o-y in 2003. It should be noted that Community Structural Funds accounted for approximately 2% of GDP in 2003, up by around 12% on the previous year.

For yet another year, inflation remained above the euro-area average (the rise in the Greek average annual CPI was 3.5% in 2003 compared with 2.1% in the euro area), reflecting both strong domestic demand, which is pushing economic activity above its potential, and the impact of various exogenous factors related mainly to fresh fruit and vegetable prices. An encouraging sign has been the retreat of core inflation to 3.3%, from 3.6% in 2002, although it still remains higher than in the euro area, where core inflation stood at 2% in the same period. This limited deceleration in core inflation stems mainly from price adjustments across a whole range of foods and services, much like in the year following the introduction of the single currency. Since mid 2003, however, there has been a clear easing in inflationary pressures.

The contribution of the external balance to activity in 2003 is estimated to be over 2 percentage points, mainly on account of the adverse international environment, which impacted negatively on exports of goods and services, particularly with the slowdown in tourism activity as well as the strong growth in imports (about 10%). As a result, the current account deficit is estimated to be around 5.7% of GDP (compared with 6.2% in 2002).

In 2003, the general government deficit was supportive of economic growth. As a percentage of GDP, it is likely to be around 3%. The ratio of general government debt-to-GDP is likely to have fallen slightly from 104.9% at the end of 2002, supported by privatization revenues of around € 3 billion.

In the sphere of structural reform, further advances have been made in a number of fields, which should enhance the growth potential of the Greek economy.

- New legislation designed to stimulate economic activity seeks to attract new investment, particularly in high technology, enhance competitiveness, and create new jobs. Among other things, it provides for:
  - ✔ A ten-year favorable tax regime (with a reduction in company tax rates from today's 35% to 25%) for firms that carry out investments worth over € 30 million. This favorable regime may be extended, in certain cases, to firms investing smaller sums.
  - ✔ The possibility of creating a tax-exempt reserve for business investments under law 2601/98, corresponding to up to 35% of total retained profits, provided the firm carries out an equivalent level of investment during the following financial year.
  - ✔ An increase in the level of support for investment in hotel modernization from € 4.5 million to € 10 million.
  - ✔ The launch of the Small Business Guarantee Fund (TEMPME).
- Substantial progress has been made in the field of privatizations:
  - ✔ 11% of the share capital of NBG was released to institutional investors (two thirds to international, one third to

DIAGRAM 1.2.4

CONSUMER AND HOUSING CREDIT
(CHANGE Y-O-Y)


%
55
45
35
25
15
Dec. 99
Jun. 00
Dec. 00
Jun. 01
Dec. 01
Jun. 02
Dec. 02
Jun. 03
Dec. 03
Consumer credit
Housing credit

Source: Bank of Greece

DIAGRAM 1.2.5

CREDIT EXPANSION TO BUSINESSES AND HOUSEHOLDS
(CHANGE Y-O-Y)


%
45
35
25
15
5
-5
Dec. 99
Jun. 00
Dec. 00
Jun. 01
Dec. 01
Jun. 02
Dec. 02
Jun. 03
Dec. 03
Greece
Euro area

Sources: Bank of Greece, ECB

domestic), thereby reducing state participation in NBG to 7.5%.

- ✔ A further 24.6% tranche in OPAP, the state lottery organization, was made available via a public offering, thereby reducing state control to 51.2%.
- ✔ The third tranche of the DEH (Public Power Corporation) privatization program offered a 15.7% stake in the Corporation to the investing public in Greece and abroad. State participation has now been reduced to 51.5%.
- ✔ The entire state participation in Hellenic Exchanges S.A. (33.4%) was offered to the shareholders in the company.
- ✔ The launch of the new Olympic Airlines, which now incorporates the entire flight operations of the Olympic Airways Group (Olympic Airways, Olympic Aviation, and Macedonian Airlines). The ultimate aim is to organize an international tender for the sale of the new entity to private investors.

In 2003, the yield spread of Greek government bonds over Bunds continued to narrow, reflecting the positive outlook of the Greek economy. Indeed, the yield spread between Greek and German 10-year bonds declined to 17 bps at the end of 2003, compared with 26 bps a year earlier, and 33 bps at the end of 2001 (DIAGRAM 1.2.6). The sound performance of the Greek economy was affirmed by the upgrade of the Greek debt rating from A to A+ by S&P and Fitch, in June and October 2003, respectively.

DIAGRAM 1.2.6

10-YEAR BOND YIELDS AND SPREAD OVER BUNDS


%
6.0
5.5
5.0
4.5
4.0
3.5
3.0
100
80
60
40
20
0
Jan. 02
Mar. 02
May 02
July 02
Sep. 02
Nov. 02
Jan. 03
Mar. 03
May 03
July 03
Sep. 03
Nov. 03
Greek bonds (left-hand side)
Bunds (left-hand side)
Yield spread (right-hand side)

Stock market developments

In 2003, stock prices of ASE-listed companies presented an impressive upturn, in many cases outperforming other international stock markets. In particular, the ASE general index rose by 29.5% compared with rises of 10.5% and 11.8% in the DJ Euro STOXX 50 and FTSE Eurotop 300 indices, respectively (DIAGRAM 1.2.7).

As a result of the stock price rise, the total capitalization of the ASE increased from € 66 billion at the end of 2002 to € 85 billion at the end of 2003, representing 56% of GDP (compared with 47% at the end of 2002) (DIAGRAM 1.2.8). This is a higher percentage than that of other EU economies, such as Germany (40%), Spain (33%) and Portugal (37%).

DIAGRAM 1.2.7

ASE GENERAL INDEX
VERSUS EUROPEAN STOCK MARKETS


(BASE 31.12.2002=100)
140
130
120
110
100
90
80
27/12/2002
27/2/2003
27/4/2003
27/6/2003
27/8/2003
27/10/2003
27/12/2003
ASE
FTSE Eurotop 300
DJ EURO STOXX 50

Alongside the rise in stock prices, there was a rise in trading volumes (2003: up 42%, 2002: down 41%), while average annual liquidity (ratio of total annual value of transactions to average capitalization) grew to 48%, from 30% in 2002 (DIAGRAM 1.2.9). Compared with other euro-area countries the Greek stock market still presents low liquidity (Germany 84%, Italy 123%, France 84%).

DIAGRAM 1.2.8

CAPITALIZATION-TO-GDP RATIO (year-end)


%
120
100
80
60
40
20
0
2000
2001
2002
2003

1.3

THE GREEK BANKING SECTOR

2003 proved to be a year of recovery and improved profitability for the Greek banking sector, following the unfavorable conditions prevailing in the international capital markets for the past three years. In January-December 2003, the profits before tax of the five largest Greek banking groups posted an impressive overall increase of 44% on the previous year. The recovery in profits in 2003 can be attributed to three main factors:

- The increase in interest-earning operations due to the substantial growth in retail banking lending.
- The recovery in commission income.
- The successful endeavors to contain operating costs, despite the substantial increase in banking operations in Greece and expansion into SE Europe.

For instance, in 2003, the core operating profit of the five largest Greek banks rose by 41%, while efficiency ratios also showed a marked improvement. Return on equity (after tax) improved significantly to 14.2%, compared with 9.3% at the end of 2002, while the return on assets presented a similar improvement.

In contrast with developments in Greece, profit growth in 2003 for a large and representative sample of European banking groups can be attributed largely to reductions in operating costs (staff and administrative expenses), a fall in provisions for NPLs, and the increase at many banks in trading profits. By contrast, operating income at European banks remained flat, and loan growth was sluggish, with the exception only of mortgage lending.

DIAGRAM 1.2.9

TRADING VOLUMES


VALUE IN € BILLIONS
120
100
80
60
40
20
0
2000
2001
2002
2003

DIAGRAM 1.2.10

AVERAGE ANNUAL LIQUIDITY


%
70
60
50
40
30
20
10
0
2000
2001
2002
2003

At the five largest Greek banks, the most important factor contributing to improved core operating profit was the rise in interest-earning operations. Interest income rose by 12.7% in 2003, accounting for no less than 70% of banking groups' total income. This performance was driven by the growth in loans and especially retail banking. Specifically, total gross lending rose by 15.4%, principally deriving from housing and consumer loan growth. According to Bank of Greece data, housing loans were up 25%, while consumer loans were up 27.2%. Over the same period, annual growth in the credit card balance was 25.5% (DIAGRAM 1.3.1).

Although ECB intervention rates fell by a further 75 bps – to just 2%, thus squeezing banks' margins on deposits – net interest margin continued to widen due to an improvement in the asset mix towards higher margin transactions (DIAGRAM 1.3.2). As all five major Greek banks restructured their assets, investments in government debt securities and other fixed-income securities dropped by 18%, comprising only 22% of their assets compared with 27% in 2002.

In the same period, the five largest Greek banks also presented substantial growth in commissions income (13.9%), after several years of decline in this income segment. This improvement can be attributed in part to growth in retail banking operations, and in part to the recovery in commissions from investment banking and customer asset management. Lastly, trading gains showed a particularly strong performance (up 53.4%), as the capital markets pursued an upward course during the year. It is worth noting, however, that total trading gains only represent 5.8% of the total commissions income of the five largest Greek banking groups, substantially below the level seen at other European banks.

In 2003, internal restructuring and rationalization continued to move ahead at a rapid pace at practically all the Greek banks. This was particularly evident in the substantially slower growth in operating expenses.

Growth in operating expenses slowed due to the implementation of voluntary early retirement schemes at NBG, Alpha Bank, and Piraeus Bank, while efforts were also made to reduce administrative expenses. Specifically, growth in operating costs at the five biggest banks was

DIAGRAM 1.3.1

GROWTH IN RETAIL BANKING OPERATIONS (2003)



%
30
20
10
0
25.0
27.2
25.5
HOUSING LOANS
CONSUMER LOANS
CREDIT CARDS

DIAGRAM 1.3.2

BANKING GROUPS' NET INTEREST MARGIN (%) (2003)



%
3
2
1
0
2.61
2.63
3.03
Dec.-01
Dec.-02
Dec.-03

Source: Published financial statements

contained to less than 3.2% at the bank level, while the most important component – staff costs – grew by just 1.8%. As a result, the efficiency ratio for Greek banking groups improved in 2003 by 5.4 percentage points to 62% from 67.4% in the previous year (DIAGRAM 1.3.3). Provisions for non-performing loans increased by 14.7%, mainly due to the substantial growth in loans, particularly in retail banking and the rise in minimum provisions set by a new BoG directive.

On the liability side of the balance sheet, the decline in interest rates led to a flat performance in most deposit categories, while repos dropped by a further 37.2%. Because of the low interest rates, there has been a shift from repos to time deposits and mutual funds. Indeed, total mutual fund assets grew by 20% in 2003, stemming for the most part from money-market funds.

Furthermore, in 2003, practically all the Greek banks enhanced their capital base, whether via the issue of hybrid notes (NBG, Alpha Bank), sale of own stock (Alpha Bank, Piraeus Bank), or the securitization of loans (Aspis Bank). Furthermore, the shareholder's equity of NBG and Alpha Bank was reinforced substantially by the revaluation of part of their real estate to current prices. These moves served to enhance the capital adequacy of Greek banks at a time when lending, particularly in the retail banking sector, grew at a rapid pace.

Finally, in 2003, Greek banks continued their cautious and measured expansion into the SE European countries, whether through acquisition or organic growth (TABLE 1.3.1). Greek banks are aiming to strengthen their position in the region and to derive benefits from the convergence of these economies with the rest of Europe.

DIAGRAM 1.3.3

BANKING GROUPS' PROFITABILITY RATIOS (%)



%
72.4
67.4
62.0
70
60
50
40
30
20
10
0
Dec.-01
Dec.-02
Dec.-03

Source: Published financial statements

Note: *The figures used in the analysis of the banking groups are taken from the financial statements of the following groups: National Bank of Greece, Alpha Bank, EFG Eurobank Ergasias, Commercial Bank of Greece and Piraeus Bank.*

TABLE I.3.I

Mergers and acquisitions in the Greek banking sector in 2003

NBG	• *Banca Romaneasca (Romania)*	*Acquisition of an 81.6% stake (September 2003).*
	• *Allied Irish Banks (USA)*	*Acquisition of the branch's assets via NBG's subsidiary Atlantic Bank of New York (September 2003).*
EFG Eurobank	• *Postbanca (Serbia and Montenegro)*	*Acquisition of a 68.06% stake (April 2003). Increased to 91% after share capital increase.*
	• *Banc Post (Romania)*	*Acquisition of a further 17% stake and majority control (53.25%) (July 2003).*
	• *UnitBank (Greece)*	*Increase of holding from 50% to 100% (August 2003). Merger by absorption (December 2003).*
	• *Bulgarian Post Bank (Bulgaria)*	*Acquisition of a further stake and majority control (91.7%) (December 2003).*
Piraeus Bank	• *Interbank N.Y. (USA)*	*Acquisition agreement of a 98.56% stake, via its subsidiary Marathon Banking Corporation (September 2003).*
	• *Hellenic Industrial Development Bank (Greece)*	*Merger by absorption (December 2003).*

1.4

THE OUTLOOK FOR THE GREEK ECONOMY AND BANKS

The outlook for the global economy, and particularly the euro area, in 2004 looks brighter. The pick-up in the global economy (mainly the US and the Asian economies) should provide some lift to euro-area exports. Of course, developments in the level of the euro exchange rate could have a major impact on this outlook.

In Greece, endogenous factors that have driven the Greek economy in recent years will continue in 2004, with growth forecast to be of the order of 4% for another year. The external balance is likely to have a positive impact on the economy, mainly due to the strong recovery – fueled in part by this year's Olympic Games – in exports of services, which are expected to grow by 7% in 2004, compared with a poor performance in 2003. Inflation is expected to slow to around 3% (annual average), reducing the differential with the euro-area average to 1.1 percentage points, from 1.4 percentage points in 2003.

Within this macroeconomic environment, the outlook for the Greek banking system is positive (TABLE 1.4.1). Despite the surge in retail banking and the satisfactory growth in corporate banking operations, both households and businesses display low leverage. Alongside the high growth experienced by the Greek economy, it is estimated that both household and business borrowing will play a decisive role in sustaining high growth in credit expansion in the years ahead, particularly in retail banking and lending to SMEs.

In view of this starting position, convergence (at least with regard to lending activity) with the rest of Europe over a time horizon of 5 to 10 years will require sustained high lending growth in the years ahead (TABLE 1.4.2).

Furthermore, an important source of profitability for Greek banks in the future will derive from their activities in the neighboring economies of SE Europe, as the latter gradually converge with the rest of Europe. These countries are particularly attractive, since they are expected to achieve not only high growth rates, but also massive increases in retail banking and business credit.

TABLE 1.4.1

Banking intermediation ratios* (%)

	Greece	*Euro area*
Housing loans / GDP	17.4	32.4
Consumer loans / GDP	9.0	16.0
Lending to private sector / GDP	66.5	97.8
Mutual funds / GDP	20.0	41.3
Insurance premia / GDP	2.0	8.0

* Estimates based on latest available data

TABLE 1.4.2

Annual loan growth required to achieve convergence with the euro-area average (%)

	5 years	*10 years*
Lending to households	20	13
Lending to businesses	10	8
Total lending to private sector	15	10

TABLE 1.4.3

Lending to private sector / GDP (%)

Albania	6.2
Bulgaria	20.8
FYROM	13.8
Romania	15.9
Serbia	17.7
SE Europe (average)	16.5
Euro area	97.8


CROSS SELLING
ASSET MANAGEMENT
SE EUROPE
INSURANCE
BRANCH RESTRUCTURING
SMEs
MORTGAGES
CUSTOMER RELATIONS
QUALITY CONTROL
CONSUMER CREDIT
PRODUCTIVITY
ORGANIC GROWTH

STRATEGY OF THE GROUP

2

STRATEGY OF THE GROUP

As part of the new philosophy we have forged and implemented, one of our key priorities is the provision of top quality financial services, which aim principally at enhancing customer satisfaction.

The principal features of this business strategy include direct contact with customers so as to understand their needs, whether they be individuals or firms, and to respond swiftly and effectively to these needs by offering the right mix of products and services. The customer is now firmly at the center of the Group's focus.

Indeed, we believe that building a strong relationship with the customer is a key factor in the creation of value, generating benefits for all concerned: shareholders, employees and customers.

Customer focus

As the largest and oldest financial Group in Greece, NBG holds a significant comparative advantage in the implementation of its customer-oriented strategy vis-à-vis the other banking institutions operating in the country, namely, a very broad customer base. This broad deposit base, together with the Group's leading position in housing credit and insurance operations, provides a solid foundation on which to build and expand banking activities, equipped as we are with a deep-rooted knowledge of the needs of the Greek household.

Our primary concern is to retain the special relationship that we have with the Greek family, and to enhance customer satisfaction. In this way we can gradually shift the orientation of our lending activities from a product focus to a client focus.

Retail banking

The Greek economy is expected to continue to achieve strong growth in the years ahead. With the retail-banking sector in Greece still lagging well behind the euro-area average in terms of credit outstanding, it is important to seize the opportunities presented by this favorable macroeconomic and banking environment.

In response to the needs of Greek households, we offer a wide range of banking products and services to our customers, including consumer and investment products, and insurance against future risks. The favorable response of the public is reflected in the high growth in mortgage and consumer loans and, above all, new disbursements, which climbed to historic highs in 2003, affirming our leading position in the market.

The strong performance presented by retail banking in recent years stems largely from the effective leverage of our broad customer base to increase our cross-selling potential, with the result that today the number of products per customer is only slightly below the European average. Furthermore, the existence of long-term historical data with regard to the creditworthiness of the greater part of the economically active population of the country is a particularly important advantage for the Bank. This takes on especial significance within an environment of high loan growth and the nascent implementation of the interbank data system on customer creditworthiness.

Given the fact that many small businesses in Greece are family businesses, we have incorporated lending to small businesses within our retail banking operations since 2002. The objective is to better serve such firms, offering flexible loan packages tailored to their needs. The results of this policy have been impressive, with the credit outstanding to this market segment achieving growth of 65% in 2003.

Corporate credit

In the corporate banking sector, NBG operates as a corporate advisor, lender and partner. We provide solutions that are tailored to the needs of each individual firm, and can be depended on to stand by our customers.

We aim at expanding further our lending and associated banking operations to medium-sized enterprises – the backbone of the Greek economy – and thereby contribute to the development of the sector. In 2003, the Bank succeeded in growing its medium business customer base by 16%, while the loan balance rose by 20%. As we attract new customers via the provision of tailor-made solutions, we are increasingly becoming a principal source of support to businesses and their growth plans.

Lastly, in the sphere of large corporate financing, we pursue a conservative growth policy, chiefly by participating in syndicated loans, which reduces the risk undertaken and maximizes the benefits of cross selling.

Asset management

Management of customer assets is a key strategic orientation of NBG and is closely linked to our large deposit base. The offering of alternative investment products aims at satisfying demand for higher returns and for investment diversification by Greek households.

In 2003, there has been a shift from deposits and especially from repos and time deposits towards guaranteed capital deposit products and mutual funds. This development and the general effort to attract asset management customers have enabled us to develop a more stable income source in the form of commissions and boost the Group's mutual fund assets by 81.5%. The Group's market share of mutual funds under management increased from 16.7% in 2002 to 25.3% in 2003.

Insurance

The insurance sector is still relatively undeveloped in Greece and the insurance market lags far behind future needs. Growth in private insurance in Greece and the need for fuller insurance cover are likely to lead to a very substantial increase in demand in the years ahead. The Group is aware of the very substantial growth prospects in the sector and, via its subsidiary Ethniki Hellenic General Insurance, provides a wide spectrum of modern insurance products that aim to meet the growing needs of Greek families and businesses.

Staff and the strength of the branch

Our strengths lie in our workforce, our broad presence throughout the country, and our contribution to the economic life of the communities, large and small, in which we operate. Within the context of our new strategy, a wide-ranging program of operational restructuring of the branch network in Greece and abroad was brought to completion in 2003. It aims at concentrating our focus on the customer and enhancing the services provided. The restructuring has led to the creation of more functional spaces in which to receive and serve customers, and staff training has focused on promoting the new strategy, attracting and serving a greater number of customers and, at the same time, improving employee efficiency.

By the end of 2003, the branch network posted a substantial increase in productivity, attracting new customers and boosting cross selling, while the quality of services offered continued to show strong improvement.

The application of a uniform system of incentives for staff together with a new system for setting targets with the participation of the network aims at increasing turnover, strengthening the bank-customer relationship, reducing operating costs, and enhancing efficiency.

Prudent risk management in an expanding market

Alongside the upgrade of the branch network and the promotion of alternative distribution and customer service networks, a core feature of our strategy has been the centralization of loan approval procedures.

The very low level of new problem loans in recent years has been largely the result of the application of modern systems for assessing and managing risk in the loan portfolio. All loans, whether to individuals or businesses, are assessed on the basis of the latest statistical models. The Bank has been the pioneer among Greek banks in its market risk management. This is evident from the fact that the Bank of Greece has approved our internal VaR model for calculating capital requirements to cover market risk in the trading portfolio. To date, National Bank of Greece is the only Greek bank to have received supervisory authority approval for its internal risk assessment system.

Furthermore, one of our policy constants has been the reduction of interest rate risk. Over the course of the past few years, interest rate risk in the fixed income portfolio has been greatly minimized, principally through the use of derivatives.

Expanding into new markets, SE Europe

One of our key strategic aims over the past few years has been expansion into SE Europe with a view to forging the Bank into a regional banking force with access to a population of 55 million, many times that of Greece. With the acquisition of Banca Romaneasca in Romania in 2003, we completed our round of acquisitions in the region whereby we have succeeded in developing a strong regional profile. The Group's assets in SE Europe represent just 3.5% of its total.

Henceforth, our prime strategic objective in SE Europe will be to gradually and cautiously grow our retail banking operations, applying the successful model we have developed for Greece to these new banking markets. As the economies of the region gradually converge to the rest of Europe, we aim to develop the opportunities created by the rapid growth of banking operations in the countries concerned.

The Group is active also in Europe and the US via our international branch network and subsidiary companies. The branch network of our subsidiary Atlantic Bank of New York was extended in 2003 through the acquisition of Allied Irish Banks' Manhattan branch. We intend to maintain our presence in the major financial markets, offering to international investors our experience in management of domestic and regional risk, and in turn deriving know-how from the global banking market.

Growing our operations and core profitability

The Group's strategy is oriented towards growing those banking operations that generate recurring returns, after adjusting for risk.

In order to achieve such results, we are not only concentrating on the growth of operations. We also aim at creating an organizational and operational structure that can compete effectively on a European level. The restructuring of our branch network and the special focus on the quality of services provided, and the linking of pay, targets and results, are some of the measures designed to boost productivity and efficiency. At the same time, we have moved ahead with changes in our operations that will ensure effective risk management and the right pricing policy.

In short, NBG aims to grow its operations by strengthening its core profitability and diversifying its sources of income, thereby enhancing shareholder value.

2




you decide your "move"

ACTIVITIES OF THE GROUP

3

ACTIVITIES OF THE GROUP

2003 was a particularly noteworthy year, with all the Group's operations presenting robust growth. Special emphasis was placed on retail banking, lending to medium-sized businesses, asset management and the Group's international activities. The offering of new products and services, alongside efforts to strengthen the bank-customer relationship in order to better satisfy customer needs, was the core focus of NBG's activity. At the same time, the operational upgrade at our branches, together with staff training and the linking of pay, productivity targets and results have proved instrumental in enhancing the efficiency and performance of the Group.

The fruits of these efforts have been impressive, strengthening our position in Greece and abroad, and providing a firm foundation on which to build future profitability.

3.1

RETAIL BANKING

Retail banking is a key source of income for the Group. The rapid growth of operations in recent years has brought about radical change in the nature of our business focus and has played a defining role in boosting core profitability.

In the retail-banking segment, 2003 was a watershed year in the history of the Bank. At the end of the year, the retail lending balance – including housing and consumer loans, credit cards, and lending to professionals and small businesses – grew by 25.4%, totaling € 11 112 million. This was the first time that retail lending outstanding exceeded corporate lending, accounting for 54% of NBG's total lending. This development should be seen as a direct result of the strategic decision taken in 1998 to make retail banking one of our main activities.

Consumer credit

In 2003, the Bank achieved a year-on-year increase of 31% in the consumer credit balance (DIAGRAM 3.1.1), with new disbursements totaling *€ 1 012 million, as against € 774 million in* 2002.

Consumer credit performance was enhanced by the fact that the Bank of Greece lifted regulatory ceilings on consumer credit. NBG seized the opportunity by redesigning products and procedures to better meet borrowers' needs. For instance, we have introduced a process of automatic step-ups in credit limits for existing customers with open-end loans, thus generating 43% growth in the balance of this product during H2 2003.

Furthermore, at the end of October 2003, the Bank launched a new consumer product named after the "Weight Lifting" Olympic event, which has proved particularly popular with customers. The product aims to merge and transfer to NBG, on more favorable repayment terms, all forms of consumer credit and credit card outstanding balances owed to other banks.

The Bank also designed and introduced an automated loan request system via the internet, known as Business Fast Credit (BFC), intended to deal with loans activated via the Bank's business partners. The launch of the system has led to increased partnerships with retailers and further improvements in the quality of services provided.

Credit cards

In seeking to further improve services and competitiveness in the credit card segment, NBG increased its customer base and operations by marketing new products and packages while also strengthening customer loyalty. Specifically, in 2003, the Group launched:

DIAGRAM 3.1.1

NBG CONSUMER LOANS
(BALANCES AT YEAR END - € MILLIONS)


1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
328
608
997
1 218
1 592
1999
2000
2001
2002
2003

DIAGRAM 3.1.2

CREDIT CARDS
(BALANCES AT YEAR END - € MILLIONS)


1 400
1 200
1 000
800
600
400
200
0
353
528
780
1 030
1 221
1999
2000
2001
2002
2003

DIAGRAM 3.1.3

NUMBER OF CREDIT & DEBIT CARDS
(000s)


2003
1 486
2 425
2002
1 098
2 073
2001
865
1 771
2000
629
1 501
1999
502
1 241
1998
330
1 009
0
500
1 000
1 500
2 000
2 500
3 000
3 500
4 000
4 500
CREDIT CARDS
DEBIT CARDS

DIAGRAM 3.1.4

NUMBER OF POS TERMINALS


2003
50 000
2002
45 000
2001
33 000
2000
15 000
1999
9 000
1998
5 000
0
10 000
20 000
30 000
40 000
50 000
60 000

DIAGRAM 3.1.5

TRANSACTION VOLUME (ACQUIRING)
(€ MILLIONS)


2003
1 021
2002
944
2001
787
2000
629
1999
537
1998
465
0
200
400
600
800
1 000
1 200

- A "Cash-Back" package, which boosted the volume of transactions by rewarding customers who generate high volumes of transactions, and strengthening customer loyalty among credit card holders.
- A package offering customers the opportunity to transfer credit card balances at rival banks to NBG credit cards, which led to a 48% and 65% increase in the number of cards and transferred amounts, respectively, in 2003.
- Automatic increases in credit limits, which helped boost the level of credit card balances.
- "Smart Card Visa", the first Visa card in Greece to offer easy management of customer reward programs, fuller information to customers, and greater transaction security.
- "Up-selling", a program to upgrade from the classic MasterCard to Gold MasterCard. This led to the issue of no less than 40 000 Gold MasterCards in 2003.
- A new "Network Support" service designed to support branches and customers on matters related to the issuance of cards and loans.
- The electronic review and payment of bills via the internet for businesses working in partnership with the Group.

These actions led to a 35% increase in card numbers in 2003, lifting the total to 1 486 000. Likewise, the credit card balance at NBG grew by 18.5%, reaching € 1 221 million at 31 December 2003 (DIAGRAMS 3.1.2 and 3.1.3).

The key contributor to growth in retail banking via credit cards was the network of businesses working in partnership with NBG, which continued to expand in 2003: POS machines at 31 December 2003 numbered 50 000 (DIAGRAM 3.1.4). The volume of transactions carried out via partner businesses – which total around 83 000 – grew by 8.2%, generating total acquiring of € 1 021 million (DIAGRAM 3.1.5).

As part of our package of new services to customers, we now offer our business partners the opportunity of immediate payment on installment sales. Since September 2003, more than 500 businesses have joined the program.

Mortgage lending

In 2003, the Bank achieved growth of 35% in new housing loan disbursements, totaling € 1 802 million, compared with € 1 338 million in 2002 (DIAGRAM 3.1.6). Thus, despite the high level of mortgage repayments in 2003 (over € 550 million), the housing loan balance at 31 December 2003 stood at € 6 907 million as against € 5 640 million at the end of 2002, up 22.5% (DIAGRAM 3.1.7).

Our housing loan products "NBG Housing Loan I" and "NBG Housing Loan Privilege", which adjust broadly in line with market interest rates, accounted for 44% of new loans in 2003. It should be noted that NBG Housing Loan Privilege links the interest rate of the loan directly to the basic ECB rate.

Furthermore, there was a surge in demand for fixed-rate NBG Housing Loans of 3, 5, 10, 15 and 20 year durations.

There was a substantial increase in the number of mortgage loan requests in 2003 by 18%, due to active marketing by the network and the effective leverage of the Bank's customer base. Notably, the vast majority of housing loans (95%) are loans for homes. To illustrate, loans designed to meet housing needs for first homes (home purchase, construction, restoration and improvements) account for approximately 75% of lending, and loans for second homes 20%.

One of our key objectives for the year ahead is to further activate our branch network and to promote alternative distribution channels for loans, with the intermediation of construction companies, estate agents and insurance agents at Ethniki Hellenic General Insurance. The Bank intends to continue to leverage its customer base, speed up loan approval procedures, and maintain its competitive pricing policy.

Lending to professionals and small businesses

Financing to small businesses was our best performing market segment in 2003. By offering attractive financing packages for select categories of small businesses and professionals, we managed to boost active customers by 44% during 2003, thus raising the total number of small business customers to over 31 000.

DIAGRAM 3.1.6

NBG MORTGAGE LOANS
(NEW DISBURSEMENTS - € MILLIONS)



2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
599
846
1 224
1 338
1 802
1999
2000
2001
2002
2003

DIAGRAM 3.1.7

NBG MORTGAGE LOANS
(BALANCES AT YEAR END - € MILLIONS)



8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
3 158
3 701
4 614
5 640
6 907
1999
2000
2001
2002
2003

DIAGRAM 3.1.8

LENDING TO PROFESSIONALS & SMALL BUSINESSES (BALANCES IN € MILLIONS)



900
800
700
600
500
400
300
200
100
0
503
564
649
682
829
Dec.-02
Mar.-03
June-03
Sep.-03
Dec.-03

Accordingly, balances in this segment grew by an impressive 65% (DIAGRAM 3.1.8).

The greatest contribution to our efforts to increase market share in this segment came from the Open Professional Plan financing package. The balance of loans stemming from this package grew by over 280% in 2003. Furthermore, new highly competitive products for meeting temporary or more permanent financing needs of specific professional and small business categories were launched.

We have sought to capitalize on our large customer base by making special offers to various categories of professionals, such as lawyers, architects and civil engineers. Furthermore, we developed methods for loan pre-approval for existing customers with a good credit record.

In the year ahead the Bank plans to promote tailor-made products to professionals and small businesses, launch new products to meet the needs of specific sectors, and fully exploit the opportunities arising from Community Support Framework III funding and the launch of TEMPME, the Small Business Guarantee Fund.

3.2

BUSINESS LENDING

Corporate lending comprises one of the core focuses of NBG's business strategy. The Group is increasing its focus on sectors that present strong growth and healthy profit margins with a view to maintaining its leading position in business lending in Greece. This is evidenced by the magnitude of the expansion of the business loan portfolio in 2003.

At the present juncture, the Bank not only needs to apply its customer base, but also to offer innovative, tailor-made products to companies so as to enhance its profile as a business partner and advisor to Greek enterprises.

Corporate lending

Large corporations, with annual turnover in excess of € 50 million, comprise the largest segment of NBG's business lending operations (DIAGRAM 3.2.1). In 2003, the Bank increased its lending to private businesses significantly, capitalizing on the increased investment needs of companies seeking to benefit from CSF III funds, the 2004 Athens Olympics, energy-related and self-funded projects, and the generally favorable business environment.

We placed special emphasis on developing modern financing operations, such as project finance, leasing, syndicated and bonded loans, and factoring. Furthermore, we developed a number of integrated packages of services for companies, drawing on our cross-selling capabilities.

Thanks to these efforts, NBG succeeded in growing its lending to the private sector by 4% in 2003, while, if loans structured as bonds are included, the increase comes close to 12%. On the other hand, the loans outstanding to public sector corporations declined by around 32%.

Shipping credit

Shipping is a long-established area of our business, in which we hold a leading position in Greece, and fourth place internationally vis-à-vis the financing of the Greek-owned fleet. In fact, 2003 was a particularly good year for the sector, on account of rising demand in Asia, and especially China. The number of ships under finance totaled 262, of which 38% are tankers and product carriers, 23% bulk carriers, 13% containers, 18% ferries, and 8% special purpose carriers.

New financing amounted to US$ 270 million, up 27% on the previous year, while the loan portfolio in the sector increased by 13%, amounting to US$ 998 million. Financed vessels that are less than 5 years old now represent 45% of NBG's total financing to shipping. The level of loan collateral is currently over 150% of total shipping loans.

Lending to medium-sized enterprises

In 2003, lending to medium-sized enterprises (MEs) was our fastest growing segment of business lending. Since 2002, our strategy has focused on stepping up our lending activity to MEs and increasing our market share in the segment by marketing flexible banking products, capitalizing on our customer base and attracting new customers. As a result of these efforts, in

DIAGRAM 3.2.1

BREAKDOWN OF NBG's BUSINESS LENDING PORTFOLIO (2003)


SHIPPING
9.4%
PUBLIC SECTOR
16.5%
SMEs
30.4%
LARGE CORPORATES
43.7%

DIAGRAM 3.2.2

NBG BUSINESS LENDING CUSTOMER GROWTH (2003)


%
18
16
14
12
10
8
6
4
2
0
11.9%
17.0%
13.3%
LARGE CORPORATES
SHIPPING
MEs

2003, we also achieved a 13.3% increase in ME clients, while the loan balance grew by around 20% y-o-y.

In our systematic efforts to attract new customers and increase lending to MEs, we completed the first phase of our involvement in the ME investment funding application process (collection of investment proposals) within the context of the CSF III funding program. This was facilitated by our credit centers, which assessed the investment proposals together with the assistance of the branch network.

Specialized credit operations such as leasing and factoring, which generally concern medium-sized firms, deserve special mention. In 2003, 833 new leasing contracts were signed representing a total value of € 164 million, compared with 821 (€ 69.4 million) in 2002. The 137% growth in the value of leasing contracts largely concerned property. Thus, turnover grew by 30%, totaling € 61 million. In the factoring segment, turnover and customer volume grew by 61% and 54%, respectively.

3.3

ASSET MANAGEMENT

NBG's strong core deposit base has served as the platform for successful expansion into other market segments. In 2003, the Group continued to offer a wide range of investment products, responding to customers' expectations for enhanced opportunities to diversify their investments and improve returns within a macroeconomic environment of low interest rates.

Deposits – investment products

Despite sharper competition and increased demand for alternative forms of investment, the Group's funds owed to retail customers stood at € 38 978 million at 31 December 2003, down 2.6%. Repos presented the greatest decline, by 18.9%, and time deposits fell by 17.2%. These reductions have been counterbalanced by an impressive growth in the Group's mutual fund products. Overall, funds under management in 2003 reached € 45.2 billion, up 4.8%.

Likewise, savings and sight deposits increased by 4.2%. These constitute the main deposit base of the Group, comprising 72.4% of its total deposits at 31 December 2003 (DIAGRAM 3.3.1). Specifically, savings deposits increased by 3.7% in 2003, while sight deposits rose by 6.9%.

This large deposit base, particularly savings deposits, provides us with a strong competitive advantage, enabling us to grow our loan portfolio without resorting to the interbank market. It may also be noted that at 31 December 2003, the loans-to-deposit ratio of the Group stood at 58.2%. The broad deposit base is the most important source of new customers in retail banking and asset management.

During a period of low interest rates, significant interest was displayed in more sophisticated deposit products such as guaranteed capital products. The products released in 2003 generated substantial returns versus traditional deposit products while providing full guarantee on the initial capital invested. A total of 89 new issues were released, presenting a 200% increase in issuance value on the previous year.

DIAGRAM 3.3.1

BREAKDOWN OF NBG GROUP DEPOSITS IN 2003


OTHER
1.2%
REPOS
5.1%
TIME
21.3%
SIGHT
11.4%
SAVINGS
61.0%

Mutual funds

Having foreseen the desire for products offering higher returns, we steadily broadened the range of MF products available from the beginning of 2003. The reduction in time deposits and repos reflects the shift by investors towards NBG's MFs, in particular money market funds. As a result, we increased our market share in MF management by 8.6 percentage points to 25.3% at 31 December 2003 (DIAGRAM 3.3.2), while Delos funds under management increased by 81.5%, totaling € 7.7 billion, compared with € 4.2 billion in 2002.

Furthermore, NBG broadened its Delos brand MF product range from 16 to 20. It also launched 5 new MF NBG SICAVs, which invest their funds in international securities, offering greater diversification and the potential for higher returns.

In 2003, we launched an integrated fund management system for pension funds and, more generally, institutional investors. The Group today manages two such institutional portfolios: the TAP-OTE pension fund and IKA mutual fund assets.

DIAGRAM 3.3.2

MUTUAL FUNDS: MARKET SHARE 2001-2003


%
30
25
20
15
10
5
0
15.8%
16.7%
25.3%
2001
2002
2003

Similarly, we sought to boost MF sales and stepped up staff training for the purpose. The Sales Promotion Center, which was launched in 2002, provided excellent support for the sales networks, dealing with an average of 1 000 telephone queries daily.

These moves were accompanied by the upgrade of operational systems. For instance, we have launched Bloomberg's Portfolio Order Management System so that customers can monitor effectively the position of their portfolios.

The favorable growth environment for asset management operations, alongside our successful marketing strategy, led to the expansion in the Delos client base by 18 000 unit holders, bringing their total number to around 200 000.

Private banking

Our private banking activities aim to provide high net worth clients with top quality services. To this end, we operate specialized private banking units in Athens, Thessaloniki and London.

In 2003, the foundations were laid for the operation of the new private banking units, with a view to providing our clients with more integrated services. At the beginning of the year, we set up a unit in Athens, where customers can conduct all their business. In June 2003, we launched our International Private Banking unit in London, which offers a broad range of investment products and services. Our Thessaloniki unit has been operating since the end of 2003, with a view to serving the inhabitants of Greece's second city and the rest of northern Greece. The Thessaloniki unit is a pilot unit that could well lead to the launch of similar units at other locations in Greece.

To support our private banking operations we have set up a new computing system (IMS Plus), which is capable of monitoring the performance of all the investment products in a customer's portfolio. We are also in the final stages of launching an application that will enable customers to view their portfolios via the internet.

INVESTMENT BANKING

Once again, in 2003, the Group maintained its leading position in investment banking, together with treasury activities, capital market operations, debt underwriting and consulting services, endeavoring to provide our customers with rapid, top quality services.

Treasury activities

Our Treasury is highly active in the trading and marketing of Greek government bonds, foreign exchange, interbank products and market-traded and OTC financial derivatives. It also offers our branch network value-added deposit products, and investment recommendations to institutional investors, corporations and major private sector clients.

Evidence of our very substantial experience and position in the market lies in the fact that for the third consecutive year, according to Bank of Greece data, NBG was ranked first among 18 Primary Dealers in government bonds traded through the Electronic Secondary Securities Market. Moreover, the Bank's participation, as a general clearing member, in the Frankfurt-based Eurex derivatives exchange, the largest of its kind in the world, is a mark of success.

The Group is also a primary interbank dealer on the European level. In recognition of the significant role that we play in the interbank money market, we have been appointed to the ECB's Money Market Contact Committee, which monitors the liquidity situation in the European interbank market.

Furthermore, in the interbank market for Greek government bond repos, the Group controls the largest share of the market on a European level. NBG is the only Greek bank participating on a daily basis in the Eurepo panel, which determines official rates for euro-area bond repos. Lastly, for the second consecutive year, the Bank in 2003 held first place among Greek banks in FX dealing, according to Global Finance.

Brokerage

In 2003, stock markets in Greece and internationally recovered, thus encouraging many investors to reenter the marketplace, and leading to an improvement in stockbroking income.

The Group succeeded in enlarging significantly its market share in brokerage transactions from 7.8% in 2002 to 11.5% in 2003. The growth in market share stemmed mainly from growth in all customer segments (Greek and foreign institutionals, and individual investors), as the Bank continued its effort to offer added value to its customers. With its customer oriented philosophy, NBG focused on meeting the needs of individual customers, as regards both the product mix and the most effective ways to serve, communicate and support customers.

Furthermore, the Group continued its successful promotion of new investment services launched in 2002 (Cosmos: transactions in 31 international markets, Margin Account: purchasing shares on credit, the sale of derivatives, and on-line trading), aiming to meet the needs of today's customers and broaden the range of investment options available. It is worth noting that revenues from these new services accounted for 8.5% of total revenue from broking operations.

A significant contribution to the growth in the Group's stock exchange operations was made by the call center, which generates approximately 35% of the total brokerage sales of the branch network.

Underwriting and consulting services

In 2003, the number of initial public offerings declined (from 20 in 2002 to 16 in 2003), while the level of risk undertaken rose by 45%. On the basis of the total level of risk undertaken, the Group increased its market share to 23.2%.

The Group acted as coordinator, lead manager or underwriter in 12 of the 16 issues relating to companies on the Main, Parallel and New Stock Exchanges.

Specifically, the Group acted as:

- Coordinator and bookbuilder, as well as financial advisor to the Greek Government, in the global offering for the third share package in the Public Power Corporation's privatization process.
- Global Coordinator, Lead Manager, bookbuilder and financial advisor to the Greek Government for the third tranche of the Football Pools Organization (OPAP) flotation process.

- Financial advisor to the Greek Government for the public offering of Hellenic Stock Exchanges S.A., controlled by the Greek state and the Public Company for Transferable Securities S.A. (DEKA) to other current shareholders.
- Underwriter for the public offering of Piraeus Port Organization S.A.

In the sphere of government and corporate debt, NBG acted as underwriter in a number of key bond issues during 2003:

- Global offering of the Greek government benchmark 10-year bond, totaling € 5 billion.
- Global offering of the first Hellenic Republic bond linked to the euro-area harmonized inflation index.
- Pioneering financing of the New Economy Fund (TANEO) through securitization of future revenues.
- Participation in the issue of the Aspis Bank's first housing loan securitization bond.

Our provision of consulting services to the Greek public sector continued at a brisk pace in 2003, principally in the sphere of major ongoing and upcoming infrastructure projects via concession agreements (e.g. the Rio-Antirio Bridge, the Athens Ring-Road, six concession consortiums for Greek highways, and the Thessaloniki submarine road artery).

In 2003, the Group completed the provision of consulting services to private firms involved in two projects under concession. At the same time it is participating as coordinator in two private construction consortia, which are bidding for projects under concession agreements in Greece and SE Europe (Romania). In 2004, the Group is set to work alongside private business groups for the provision of consulting services, with a view to participating in tenders – due to be launched this year – for the construction of power stations.

Lastly, the Group offers financial consulting services in the following areas:

- Mergers and acquisitions in the private and public sectors.
- Consultant to the state for privatization programs.
- Business restructuring and reform.
- Sustainability and valuation studies for businesses.

The Group was successful in its role of advisor to the Greek state in the complex task of seeking a strategic partner for Hellenic Petroleum S.A. Moreover, in cooperation with other banking groups, it has undertaken to find a strategic investor for Olympic Airways.

Venture capital

The Group's venture capital activity extends to Greece and the wider region of SE Europe, while it also considers investment opportunities in other regions, chiefly in Western Europe, when Greek businesses or entrepreneurs are involved.

In 2003, the Group's Venture Capital/Private Equity business saw a number of developments:

- The Group joined the front-runners in Greece and SE Europe in venture capital activities. Moreover, it operates the only specialized fund for high-tech investments in Greece, NBG Technology LP.
- NBG Emerging Europe Fund LP, launched in 2002, realized its first successful liquidation of an investment, reaping significant returns on its invested capital (30% on an annual basis).

The Group is currently planning to launch two new Funds, NBG Greek Private Equity Fund, which will invest principally in mature businesses in Greece, and NBG Greek SME Fund, which will invest chiefly in non-listed SMEs operating exclusively in Greece. At 31 December 2003, the Group's funds under management totaled € 422 million.

In 2004, the Group will continue to focus on new investment opportunities in dynamic, fast growing businesses that primarily target markets outside Greece.

Custodian services

The NBG Group holds first place in the provision of custodian services in Greece and is the sole Greek credit institution offering such services to foreign institutional investors. In 2003, the number of custodian customers grew significantly, while the outlook is positive for further expansion in operations, as this market segment will grow markedly looking forward. At 31 December 2003, the Group's market share in custodian services towards foreign institutional investors amounted to 23%.

INTERNATIONAL ACTIVITIES

International activities have formed a dynamic component of the Group's operations over the past few years. The Group is active in 17 countries outside Greece via a 283-unit network of branches, representative offices and subsidiaries employing a total of 5 865 individuals. Our international strategy aims to forge the NBG Group into a vigorous regional force in SE Europe and to consolidate its presence in major financial centers worldwide. In 2003, the Group:

- Acquired an 81.6% share in the medium-sized Banca Romaneasca, thus reinforcing NBG's presence in Romania. With this strategic move the NBG Group completed the greater part of its investment program in SE Europe. In the coming period, the Group will focus mainly on organic growth, deepening retail banking operations, and expanding asset management, using the model we have successfully applied in Greece.
- Continued to restructure its network in SE Europe.
- Fully restructured its branch network in Western Europe, focusing its activities on specialized areas such as private banking, shipping, and syndicated loans.
- Reinforced the presence of Atlantic Bank of New York in the local market through the acquisition of the branch of Allied Irish Banks.

Specifically, the Group reduced its network of banking units in the UK, Germany and South Africa. In the UK, where NBG boasts 100 years of banking presence, weight is now placed on wholesale banking and private banking activities, whereas in Germany and France emphasis has been placed on strengthening lending operations through participation in international syndicated loans.

In SE Europe there was intense restructuring and expansion of the Bank's and its subsidiaries' networks, with impressive results, as both loans and deposits posted growth of 36% and 15% respectively (incl. Banca Romaneasca), and total assets increased by 20%.

In Bulgaria, following its network restructuring in 2002, NBG's subsidiary United Bulgarian Bank (UBB) has entered an expansion phase, opening six new units. UBB reinforced its consumer and mortgage credit operations by designing and marketing new products and services. Similarly, the bank broadened its product marketing networks through telephone sales, and applied modern practices for credit risk assessment and debt recovery.

In 2003, UBB maintained its leading market position in retail banking and business credit. To illustrate, UBB's retail banking portfolio increased by 164% and its corresponding market share rose from 9.5% in 2002 to 15% in 2003. Lending to businesses grew by 31%, and the total loan portfolio by 53%. A new system implemented by UBB that enabled it to evaluate loan applicants' creditworthiness more effectively contributed significantly to the increase in the Bank's business credit balances.

In 2003, UBB's pre-tax profits totaled € 40 million, up by 107% on the previous year, whereas the Bank's pre-tax return on equity stood at 28.2% and the cost-to-income ratio improved further, declining to 51.4%.

Eight new banking units were opened in Serbia and Montenegro as the ongoing stabilization of the local economy improves the outlook for the country. Despite the fact that local operations were launched relatively recently (in 2002), NBG has already expanded them further to cover a full range of banking services, by planning and marketing new housing credit and deposit products and extending micro-loans to very small enterprises.

Subsidiary Stopanska Banka continued its network restructuring effort and reduced excess staff, as it posted profits for the first time since it was acquired by NBG. In 2003, the total lending volume grew by 26%, while retail banking lending grew by 210%. As a result of the surge in retail lending, Stopanska's market share reached 27%, up from 12% in 2002. The increase in retail lending was largely attributable to a number of new products launched by the bank (i.e. car loans and credit cards) and the effective exploitation of alternative sales networks (via retailers and telemarketing).

Banca Romaneasca, which operates a 25-banking unit network in the principal commercial centers of Romania, focuses on lending to SMEs. Its retail banking operations are also significant, given the bank's favorable prospects for cross sales through its long established collaboration with Western Union. Banca Romaneasca's credit growth is expected to further enhance its profitability.

NBG Cyprus also reinforced its network through the addition of a new banking unit and managed to increase its pre-tax profit by 25% despite the adverse economic environment and intense banking competition in the local market.

To support the successful expansion in retail banking activities in SE Europe, the NBG Group introduced Credit Liaison Officers, to facilitate and speed up the lending process. Moreover, the Group sought to ensure effective IT support for its banking operations through the implementation of various projects, such as the installation of the Globus system and the marketing of e-banking services. At the same time, the "Saving Together" plan was implemented, pursuant to a number of procurement agreements at the Group level, with a view to cutting down the operating costs of the NBG network and overseas subsidiaries.

The Bank set up an International Retail Banking Team with a view to further strengthening retail banking operations abroad in a uniform, systematic fashion, transferring know-how from the parent organization and attaining synergies and economies of scale. On the communications side, a Newsletter has been launched for the staff at all our international units. This will help us to foster a common identity across our widely spread international units, and to improve the dissemination of information regarding our activities around the world.

Atlantic Bank of New York (ABNY) continued to pursue its successful strategy for network expansion in 2003. Following its merger with Yonkers Financial Corporation in 2002, ABNY acquired the local central branch of Allied Irish Banks (AIB) in mid-September 2003 and launched two new banking units in New York. As a result of these moves, ABNY expanded its network to a total of 23 units and increased its staff to 457 employees. ABNY has concentrated on the New York metropolitan area, focusing on SMEs and commercial property.

National Bank of Greece (Canada) completed its administrative restructuring by consolidating its administrative functions into two centers. Furthermore, it launched a special FX center and developed new capital-guaranteed investment products with returns linked to the performance of stock indices.

OTHER ACTIVITIES OF THE GROUP

Alongside its core activities, the NBG Group also maintains a dynamic presence in the insurance, real estate and hotel services sectors via its specialized companies.

Insurance

Ethniki Hellenic General Insurance S.A. holds a leading position in the Greek insurance sector, offering insurance cover for a broad range of risks, including life, health, fire, calamity, credit, hull, aircraft and cargo.

These insurance products are marketed via a network of 58 branches, 124 insurance offices and 1 330 insurance agencies throughout the country. Since 2003, they have also been available via NBG's network (bancassurance). Notably, 76% of housing loans granted in the previous year were accompanied by property insurance policies from Ethniki Insurance.

In Greece, the Group holds first place in the non-life insurance sector and second place in the life insurance sector with 20% and 17% market shares, respectively.

In 2003, total insurance premium production grew by 2.8%, reaching € 611 million, compared with € 595 million in the previous year. Ethniki's net pre-tax profit grew by 426%, reaching € 17.3 million at 31 December 2003, compared with € 3.3 million a year earlier. These very satisfactory results stemmed largely from the successful combination of the growth in revenues from insurance operations, the containment of operating expenses, as well as increased investment earnings.

Research and development of new products marketed via Ethniki Insurance's network and NBG's banking units focused on:

- New life insurance products, such as the students' insurance program, "golden age" senior citizens' protection program and 24-hour accident protection program.
- Civil liability products.
- Upgraded SME insurance cover.

Moreover, in 2003 Ethniki Insurance increased its share capital and reinforced its capital base by

TABLE 3.6.1

Ethniki Hellenic General Insurance SA - Financials

(€ millions)	2003	2002	±%
Total assets	1 590	1 320	+20.5
Equity	272	89	+204.9
Profit before tax	17	3	+426.2

€ 60 million, as a result of which the company's solvency ratio was significantly enhanced. It may be noted that the company's equity grew by € 102.4 million in 2003, following property revaluation to fair value pursuant to Law 3229/2004.

Real estate and general warehouses

The NBG Group is active in the real estate sector via the parent company NBG, Ethniki Kefalaiou S.A., and National Real Estate.

In 2003, NBG posted total profit of approximately € 40 million from property management as well as non-core property sales, up 66.7% on the previous year. Furthermore, the Group's net profit from property sales realized by Ethniki Kefalaiou stood at € 2 million. At 31 December 2003, the company was managing a total of 94 properties worth € 36 million (remaining book value after accumulated depreciation charges).

Profit from sale of the Group's real estate totaled € 37.7 million, up 5% on the previous year. This continues the trend of the past few years whereby NBG and Ethniki Kefalaiou have carried out substantial property sales. To illustrate, property sales over the past five years have generated a total of € 319.4 million.

TABLE 3.6.2

Sales of NBG Group real estate

(€ millions)	1999	2000	2001	2002	2003
NBG, Ethniki Kefalaiou	67.5	56.3	104.5	45.0	46.1

The Group engages in the exploitation of general warehouses in Greece via National Real Estate. In 2003, the company enhanced its storage capacity significantly through the construction of modern storage facilities with cutting-edge IT equipment totaling 54 000 square meters at Magoula, Attica. The facilities, leased to the Athens Olympics Organizing Committee, house the Olympic Provisions Center for the storage and distribution of all supplies to be used for the 2004 Olympics. Moreover, in 2003, National Real Estate was issued with ISO 9001:2000 certification for its storage and distribution procedures, reflecting the company's high quality services.

TABLE 3.6.3

National Real Estate - Financials

(€ millions)	2003	2002	± %
Total assets	336	280	+19.9
Equity	322	274	+17.6
Profit before tax	11	2	+340.9

The sector is expected to post significant growth in the coming years, mostly in view of changing customer requirements and increasing demand for storage safety and functionality, as well as the anticipated growth in e-commerce, which is expected to increase demand for large storage space.

Given these trends, National Real Estate expects

to further consolidate its leading position in the market. It should be noted that its market share of storage capacity stood at around 50% in 2003 (excluding the Piraeus and Thessaloniki Port Authorities and Customs, where goods are in transit).

Hotel business

National Bank of Greece is also active in the tourism and hotel services sector chiefly via Astir Palace Vouliagmenis S.A., which operates three hotels (Arion, Nafsika and Aphrodite).

Astir Palace is a luxury hotel close to Athens, with facilities that cater for both individual customers and conference events. Renovation work at its Arion and Nafsika hotel complexes has begun and should be completed soon. The Arion and Nafsika hotel complexes will rank among the best five-star hotels in the greater Athens area, while the Astir Palace should secure for itself a dynamic place on the international luxury hotel map. The negative results for 2003 are due to the fact that the hotels were closed for much of the year because of the renovation work. The improvement and expansion of the premises for the Olympic Games should generate significant earnings in the year ahead.

Furthermore, the Group owns another two modern hotel units, one in the northern Greek city of Alexandroupolis (Astir Alexandroupolis S.A.) and the other in the island of Rhodes (Grand Hotel Summer Palace).

TABLE 3.6.4

Astir Palace Vouliagmenis - Financials

(€ millions)	2003	2002	± %
Total assets	158	148	+7.0
Equity	151	137	+10.2
Share capital	107	107	–
Reserves	45	31	+45.8
Profit before tax	0	7	–

3.7

STRATEGY FOR OPERATIONAL UPGRADING

The operational upgrading of the Bank's network of branches along with enhanced staff incentive programs are key strategic objectives in NBG's drive to achieve more efficient customer service and sales growth.

Branch network

During 2003 the restructuring of the Bank's branches was completed. A total of 570 branches have been fully restructured, while a further 18 small units are due to be reorganized. The Bank's branches consist of 224 full-banking branches, 305 retail-banking branches, and 59 small branches with a staff of 5-7 employees.

As part of NBG's endeavor to rationalize the geographical distribution of its branch network and streamline staff, 24 units were relocated, 11 merged, and 9 new units opened. At 31 December 2003, the Bank's domestic network totaled 588 branches, forming the largest network of banking units in Greece (about 18% of the total Greek banking network).

Special emphasis was placed on leveraging our network's human resources to reinforce sales. Accordingly, the bank reduced back-office staff by around 20%, moving this manpower to product teams, and in particular retail banking. This led to significant growth in average productivity at NBG's branches in 2003. For instance, marketing of investment products via the network (in units) grew by 270%. Consumer credit posted growth of 34%, while housing, professional and business lending grew in total by 78% (DIAGRAM 3.7.1).

DIAGRAM 3.7.1

BRANCH NETWORK AVERAGE PRODUCTIVITY
(UNIT PRODUCT CHANGE 2003/2002)



%
300
250
200
150
100
50
0
1%
34%
78%
270%
BASIC BANKING PRODUCTS
CONSUMER CREDIT
MORTGAGE, BUSINESS & PROFESSIONAL CREDIT
INVESTMENT PRODUCTS

Alternative delivery channels

NBG has consistently endeavored to deliver superior service through the development of alternative delivery channels in a concerted effort to enhance the level of customer service provided and reduce operating costs and congestion at the branch level.

NBG's Internet Banking was upgraded, with the introduction of a number of new services, and extended to a 24/7 basis. In 2003, users of internet banking (individual and corporate) increased by 75%, surpassing 50 000, carrying out over 3 million transactions. NBG focuses on further expanding its customer base as well as the corresponding volumes of business in view of the speed and low cost of the transactions available via these alternative channels.

At 31 December 2003, the Bank's ATM network included 1 233 units, and is scheduled to top 1 400 by the end of 2004. NBG's ATM network is the largest in Greece, representing 23% of total domestic ATM networks. Banking via ATMs has been steadily increasing over the past few years, and represented 47% of the Bank's total transactions volume in 2003 (DIAGRAM 3.7.2).

The increase in ATM transaction volumes reflects the growth in the range of services available via ATMs using NBG's Ethnocard. In 2003, ATM services were expanded to include payment of electricity bills. Also, the Bank launched its Ethnocash card for companies. The number of Ethnocash cards in use rose to 2.4 million, up 10%, while transactions volume grew by 15%.

Our immediate plans include the launch of a Contact Center and a Phone Banking Center. We also plan to improve the operations of services already up and running and to enhance yet further security across the Bank's electronic networks. We shall continue to actively promote e-banking products to clients.

DIAGRAM 3.7.2

TRANSACTIONS VIA ATMs


%
70
60
50
40
30
20
10
0
50
45
40
35
30
2000
2001
2002
2003
NUMBER OF TRANSACTIONS (€ millions)
PERCENTAGE OF TOTAL

Technological upgrade

In 2003, the Bank simplified further procedures at branches and set up new electronic facilities, such as electronic processing and transfer of consumer loan requests. Processing and execution times have thus been significantly reduced, as well as costs.

Investment in information technology over the past three years has totaled € 107.7 million, reflecting the importance we attach to full modernization of the Group's technological infrastructure, although they presented a declining trend.

TABLE 3.7.1

Capital Investments

(€ millions)	2003	2002	2001
Computer hardware	8.9	12.2	23.4
Software	8.4	11.9	22.6
Reorganization	2.6	4.8	6.3
Telecom	1.4	1.2	4.0
Total	21.3	30.1	56.3

3.8

PERSONNEL

By optimizing its human resources and fostering the right conditions for younger staff to rise through the ranks, the Group will be in a position to respond effectively to developments in the marketplace, and maintain its competitive edge.

As part of our new corporate culture, efforts are being made to redesign staff evaluation procedures and methods for seeing that managerial posts are effectively staffed around the network. This endeavor is being supported by SAP R/3 HR, a cutting-edge system for computer management of human resources.

The Bank has launched a new productivity bonus scheme for branch staff. The system is based on the performance of each product team as well as the results achieved by each branch in relation to targets set.

In 2003, in the sphere of NBG's professional training programs, 983 in-house seminars were organized with a total of 12 677 attendances. Alongside in-house training, NBG also sponsored the participation of 2 500 participations in seminars organized by other organizations and in foreign language training, and of a further 86 participations in postgraduate programs. Lastly, training programs were organized for other participants (such as NBG's subsidiaries, external associates and suppliers). The overall cost of these training programs in 2003 was € 3.9 million.

At 31 December 2003, the Bank's staff totaled 14 631, compared with 14 707 in 2002. At the end of 2003, the total number of Group employees was 20 752 compared with 20 146 at the end of the previous year. The increase in Group staff numbers is due to the acquisition of Banca Romaneasca, with a workforce of 650.

THE BANK AND THE COMMUNITY

NBG has a long record of lending support to cultural activities and participating in arts-related events through sponsorship and the organization of exhibitions and conferences, as well as publishing notable works by Greek and foreign authors.

The Bank's sponsorships during 2003 totaled € 4.5 million, covering a wide range of activities such as events organized by the Athens Concert Hall, the Greek National Opera Company, cultural societies and local authorities. The Bank also contributed to the protection of the country's cultural heritage through projects aiming at the preservation and restoration of historical buildings.

Furthermore, in the sphere of sports we undertook the exclusive sponsorship, through to 2005, of the Hellenic Weight-Lifting Federation and provided support for track-event champions and Olympic medallists, the Ensemble gymnastics team, and athletes participating in the Paralympic Games. Likewise, we have supported funding cooperation with the Olympic Committees of Romania, Bulgaria and Serbia and Montenegro, and carried out Olympic marketing projects in these countries. We also provided support for various other sporting federations and events.

In our effort to promote research, science and education, the Bank provided support for the activities of the Hellenic Observatory at the London School of Economics, sponsorship of conferences and events organized by various Greek universities, as well as the award of prizes and scholarships to outstanding students. In response to educational needs, the Bank also donates books published by our Cultural Foundation and Historical Archive to university and other institutional libraries.

In the sphere of environmental issues, we provided sponsorship for the national symposium organized by the Hellenic Center for Marine Research, and for the Ecology Festival hosted by Kerkini Municipality.

Regarding historical knowledge and records, our Historical Archive is entrusted with managing, cataloguing, microfilming and digitalizing archive material, and entering this material into the Historical Archive Data System, which is available for consultation by visiting researchers. In 2003, the benefits of the Archive's relocation to its newly renovated premises and the installation of modern electronic and mechanical facilities were manifest.

The NBG Cultural Foundation continued its publishing activities, releasing 13 new titles and reprinting 24. Moreover, 68 titles were selected as textbooks and distributed to university students. In 2003, following the important donation by Victor and Niobe Melas, the newly founded "Archive of the Hellenic Geographical Space" was launched and two important exhibitions organized. The Foundation also organized a successful series of Modern Greek art exhibitions and, lastly, a seminar on text editing, which began in October 2003. Through the latter, the Foundation aims to disseminate the substantial experience it has accumulated over the years and create a useful schooling ground for skilled text editors.

THE BANK AND THE ENVIRONMENT

The Bank's deep concern for ecological issues is reflected in its endeavors to mitigate the environmental consequences of its business activities. Accordingly, in December 2003, we announced our official environmental policy, the key points of which are outlined below.

A responsible environmental attitude and the implementation of a corporate environmental policy constitute a cornerstone of proper corporate behavior and contribute to sustainable growth.

Having played a leading role for many years in the country's financial and social development, we accept and appreciate the significance of environmental protection to society and the goal of sustainable growth. Accordingly, we intend to set out an Environmental Policy Management System (EPMS) for the Bank and, in co-operation with our subsidiaries, for the entire Group. Management, represented by the General Manager for Operational Support, shall be responsible for its design and implementation.

Within the framework of the EPMS, we shall work towards incorporating environmental concerns into our day-to-day operations (e.g. energy and water consumption, recycling of paper and transportation) and activities (e.g. lending and investment procedures). Accordingly we are committed to ensuring the implementation of practices that comply with best international corporate standards, as well as to monitoring and periodically testing the effectiveness of the EPMS, so as to constantly improve it. In this task, we shall seek the assistance and support of all the parties involved, including staff and customers.

In view of these goals, we have set up a working group whose task will be to map out and implement the EPMS, initially in the Bank and then across the entire Group. Needless to say, the Group as a whole already implements environmental protection measures in many of its activities. However, we feel that the establishment of a comprehensive environmental policy within the Group will enable effective coordination of our efforts and facilitate harmonization with international practices and trends.

3

Nothing can "touch" you now



REASSURANCE

RISK MANAGEMENT
& CORPORATE GOVERNANCE

4

RISK MANAGEMENT AND CORPORATE GOVERNANCE

DIAGRAM 4.1.1

RISK MANAGEMENT


FUNCTIONS
RISK POLICY
MONITORING
PORTFOLIO RISK MANAGEMENT
MANAGEMENT
RISK MANAGEMENT COUNCIL
RISK MANAGEMENT DIVISION

4.1

RISK MANAGEMENT

The NBG Group places a strong emphasis on risk management, ensuring it uses the best and most up-to-date methods for measuring the capital required to cover adequately our risk, in line with best international banking practice and the proposals of the Basel Committee for Banking Supervision. To this end, an efficient organization structure (DIAGRAM 4.1.1), together with the introduction of effective risk management policies, serves to maintain profitability and assumes the safe expansion of the Group's operations.

Market risk

NBG has implemented sophisticated methods for measuring and monitoring market risk in its trading portfolio. Market risk in the Bank's trading portfolio is monitored on a day-to-day basis using Value at Risk (VaR) methodology. In 2003, the Bank of Greece approved, for regulatory purposes, NBG's internal model for estimating capital requirements against market risk in its trading portfolio, which had a favorable impact on the capital adequacy ratios of the Bank and the Group. NBG's internal model generates statistically reliable predictions regarding the day-to-day changes in the value of NBG's trade portfolio back-tested on historical data (DIAGRAM 4.1.2).

In spite of the significant size of the Bank's bond portfolio – consisting mostly of Greek Government bonds – market risk was maintained at low levels, reflecting the conservative risk management policy implemented by the Bank. NBG consistently endeavors to minimize market risk through the use of derivatives on German Bunds. Accordingly, in 2003, the Bank's hedging ratio ranged from 75% to 110%, with an annual average of over 90%.

In 2003, VaR in NBG's trading portfolio ranged between € 3.0 million and € 13.8 million, while the annual average was € 6.8 million (DIAGRAM 4.1.3A). Furthermore, the business days on which VaR exceeded € 12 million represented a mere 2% of the total business days of 2003.

To effectively control risk undertaken, market risk limits have been set using the VaR methodology. These limits apply both to the individual market risk components (interest rate, FX and equity risk) as well as aggregate market risk, and are in line with, if not more conservative than, best banking practice standards. Interest rate risk is the most important component of market risk, due to the magnitude of the portfolios involved, in spite of the bond hedging mentioned above (DIAGRAM 4.1.4).

DIAGRAM 4.1.2

NBG VaR BACKTESTING 2002-2003



30
15
-
-15
-30
€ millions
CHANGE IN PORTFOLIO VALUE
VaR

DIAGRAM 4.1.3A

TOTAL VaR
(CONFIDENCE LEVEL 99%, HOLDING PERIOD 1 DAY)



€ millions
16
14
12
10
8
6
4
2
0
Jan.-03
Feb.-03
Mar.-03
Apr.-03
May-03
June-03
July-03
Aug.-03
Sep.-03
Oct.-03
Nov.-03
Dec.-03
AVERAGE
HIGH
LOW

DIAGRAM 4.1.3B

INTEREST RATE VaR
(CONFIDENCE LEVEL 99%, HOLDING PERIOD 1 DAY)



€ millions
7
6
5
4
3
2
1
0
Jan.-03
Feb.-03
Mar.-03
Apr.-03
May-03
June-03
July-03
Aug.-03
Sep.-03
Oct.-03
Nov.-03
Dec.-03
AVERAGE
HIGH
LOW

DIAGRAM 4.1.3C

EQUITY VaR
(CONFIDENCE LEVEL 99%, HOLDING PERIOD 1 DAY)



€ millions
16
14
12
10
8
6
4
2
0
Jan.-03
Feb.-03
Mar.-03
Apr.-03
May-03
June-03
July-03
Aug.-03
Sep.-03
Oct.-03
Nov.-03
Dec.-03
AVERAGE
HIGH
LOW

DIAGRAM 4.1.3D

FX VaR
(CONFIDENCE LEVEL 99%, HOLDING PERIOD 1 DAY)



€ millions
1.0
0.8
0.6
0.4
0.2
0.0
Jan.-03
Feb.-03
Mar.-03
Apr.-03
May-03
June-03
July-03
Aug.-03
Sep.-03
Oct.-03
Nov.-03
Dec.-03
AVERAGE
HIGH
LOW

Methodology – rating systems

In 2003, with a view to minimizing risk, the Bank focused on further enhancing its credit scoring systems, maximizing operating efficiency and the quality of customer service. Accordingly, three new systems were developed and implemented, i.e. for SMEs with turnover from € 1 million to € 2.5 million, for small enterprises (with turnover up to € 1 million) and for freelance professionals. Furthermore, in line with international banking practice, NBG developed an in-house credit scoring system for housing loans, which takes into consideration not only borrower solvency and creditworthiness, but the market value of the property as well.

Accordingly, in conjunction with the existing credit rating systems already in use when lending to individuals and companies (i.e. Moody's MRA for large enterprises and Statistical Decisions for consumer loans and credit cards) all the Bank's credit decisions are based on state-of-the-art statistical models, reflecting our tough credit risk management standards.

Corporate banking

Credit granted is widely dispersed across the entire range of economic activity, supporting risk minimization (DIAGRAM 4.1.5). Reviewing the distribution of lending by sector, it is evident that risk has not been concentrated in any single sector. It may be noted that the apparent concentration in the trade sector (retail and wholesale) is commensurate with the sector's participation in GDP.

Since 2003, the Bank has been rating its corporate clientele with the assistance of Moody's Risk Advisor to ensure accuracy and to maintain close monitoring of its borrowers, in line with international practice regarding the management of credit risk. NBG also gradually converged its various credit risk measures to a 10-grade scale, which was subsequently aligned with that used by Moody's. Following this development, NBG's credit rating of Greek corporates has been based on stricter criteria. Accordingly, in terms of credit rating, the businesses included in NBG's portfolio can now be compared with businesses generating the same turnover and operating in the same sector at European level.

DIAGRAM 4.1.4

BREAKDOWN OF VaR BY RISK CATEGORY (AVERAGE 2003)


EQUITY
31%
INTEREST RATE
66%
FX
3%

DIAGRAM 4.1.5

BREAKDOWN OF BUSINESS LENDING PORTFOLIO BY SECTOR


TRANSPORT - WAREHOUSING - TELECOM
4%
OTHER
7%
WHOLESALE TRADE
26%
CONSTRUCTION
7%
FINANCIAL INTERMEDIATION ORGANIZATIONS
9%
RETAIL TRADE
6%
MACHINERY AND EQUIPMENT
9%
FOOD
11%
CHEMICAL INDUSTRIES
17%
WOOD/PAPER INDUSTRIES
4%

According to NBG's previous internal 8-grade scale, the bulk of NBG's business portfolio (75%) continues to be included in the broader category of acceptable credit. At the same time, there has been an increase in "low-risk" credit (category 2) (DIAGRAM 4.1.6). It should be noted that as a result of the more conservative rating, a certain number of borrowers shifted to the rating category that requires monitoring (category 4 in the Bank's 8-grade scale). NBG's strategic decision nevertheless reflects its commitment to harmonizing its credit risk management practices with those implemented by the major European banks.

Problem loans declined by around € 40 million in 2003. These loans include debt requiring immediate measures and debt whose collection was considered doubtful (categories 6 and 7). The reduction is chiefly due to recoveries, arising from effective management.

DIAGRAM 4.1.6

BUSINESS LENDING PORTFOLIO BY CREDIT RISK CATEGORY


%
40
35
30
25
20
15
10
5
0
BUSINESS LENDING PORTFOLIO
1
2
3
4
5
6
7
8
CREDIT RISK CATEGORIES
2002
2003

Corporate bonds

Placements in highly-rated international and Greek corporate bonds by international rating agencies such as Moody's and Standard & Poor's declined substantially by 42.5% in 2003. Over 50% of the aggregate corporate bond portfolio is rated at least A. The concentration observed in category BBB (DIAGRAM 4.1.7) reflects principally placements in paper issued by Greek corporates, which represent 37% of the aggregate portfolio. Lastly, fixed-yield corporate bonds are converted to floating-rate bonds via interest rate swaps, reflecting NBG's conservative strategy regarding hedging of interest rate risk. This decision also reduces the corresponding capital requirements of the portfolio.

DIAGRAM 4.1.7

BREAKDOWN OF CORPORATE BOND PORTFOLIO BY CREDIT RATING (31.12.2003)


AAA
10%
AA
12%
BBB
46%
A
32%

Retail banking

In 2003, there was a particularly marked increase in the retail-banking loan balance, i.e. consumer and mortgage loans and lending to small businesses (with turnover up to € 1 million). This was not, however, accompanied by a corresponding increase in the risk, mostly due to (a) the Bank's effective credit rating procedures, employing its advanced credit rating systems, (b) systematic and periodic monitoring of each loan following disbursement, and (c) active management of any loan that appears to be heading toward non-performing status.

The performance of the consumer and housing loan portfolios are good indications of the tight risk management policy implemented by NBG. The soundness of the consumer loan portfolio is supported by the fact that while the relevant balances grew briskly last year (up 31%), they have been accompanied by a significant reduction in the number of such loans considered non-performing (from 4.7 % to 3.7%).

Similarly, in 2003, housing loans registered impressive growth of around 25% and new disbursements grew by 35%, while the percentage of NPLs in this portfolio fell from 6% to 5%. Moreover, the level of risk written into the housing loan portfolio is mitigated by the high value of the collateral involved – with the Loan-to-Value ratio remaining particularly low (56%) – and by the low share in the portfolio of loans for commercial property (3%).

Provisioning strategy

The Group implements a particularly conservative provisioning strategy to ensure that its annual provisions stay well above the *minimum level set by the Bank of Greece.* Accordingly, NBG's provisioning policy was not affected by the change, in January 2003, in the method for determining statutory provisions, which are now placed on a more conservative basis (as per Bank of Greece Governor's Act 2513/15.1.03).

With respect to business lending, the process of determining provisions is based on the level of business loans considered non-performing. In the case of business loans with very small balances and sharing certain features, consumer and mortgage loans, letters of guarantee and credit card balances, NBG makes provisions on the basis of loss history data. Furthermore, the Bank forms general provisions for risks that have not been clearly identified.

TABLE 4.1.1

Non-Performing loans of the Bank

€ millions	2003			2002		
	NPLs	Total provisions	Write-offs	NPLs	Total provisions	Write-offs
Business loans	589	460	60	689	522	63
Consumer credit*	190	174	0	152	104	2
Mortgage loans	350	190	25	338	178	30
Other provisions	–	45	–	–	34	–
	1 129	869	85	1 179	838	94

* Consumer loans and credit cards

DIAGRAM 4.1.8

NBG GROUP: COUNTRY RISK IN EMERGING MARKETS (31.12.2003)



300
250
200
150
100
50
0
€millions
Romania
Turkey
Egypt
Bulgaria
Albania
FYROM
Serbia & Montenegro

DIAGRAM 4.1.9

CONCENTRATION RISK



%
120
100
80
60
40
20
0
% of regulatory capital
1
3
6
12
18
24
Number of credit exposures
Total credit exposures (% of regulatory capital)

Country risk

With regard to country risk management in emerging markets, the Bank monitors funds deposited in its overseas units, its participation in the share capital of its international subsidiaries, loans and interbank placements in local companies and banks, commercial transactions with counterparties (companies and banks) domiciled in these countries, and positions in securities issued by them. Specific country limits have been set against these risks, as well as against each country's various risks (i.e. interbank placements, commercial transactions, asset-liability management), which are monitored and analyzed on a day-to-day basis.

In 2003, NBG's exposure to risk in emerging markets continued to be limited. In fact, investments undertaken in the emerging markets of SE Europe and Egypt represented less than 1.5% of total Group assets as at 31 December 2003 (DIAGRAM 4.1.8).

Concentration risk

NBG monitors and manages the concentration risk arising from the growing range of its business operations and international activity by monitoring Large Exposures (LEs). Indicative of the conservative risk management policy employed by the Bank is the fact that the aggregate sum of NBG's 24 largest credit exposures – irrespective of whether they constitute LEs as per the regulatory definition – is well below the maximum regulatory limit set (DIAGRAM 4.1.9). According to the regulatory definition, a large exposure exists when the exposure exceeds 10% of a credit institution's regulatory capital, while the ceiling for aggregate LEs at any bank is set at 800% of a bank's regulatory capital.

Capital Adequacy

In 2003, a stronger capital base, combined with effective risk management and a higher retention of profits, was the key factor behind the improved capital adequacy ratio (CAR) of the Bank and its Group.

Specifically, at 31 December 2003, the Group's Total and Tier I capital ratios stood at 12.9% and 10.1% respectively, as against 10.4% and 7.4% a year earlier (DIAGRAMS 4.1.10 and 4.1.11). The 2.5 percentage point improvement in the Group's Total capital ratio (DIAGRAM 4.1.12) reflects:

- the issue of hybrid capital totaling € 350 million, which strengthened the Group's Tier I capital adequacy ratio by 1.4 percentage points;
- the introduction of NBG's internal VaR model for estimating capital requirements against market risk in the trading portfolio, and a reduction in positions in corporate bonds, thus leading to a 0.59 percentage point rise in the CAR;
- the revaluation of real estate at fair value, which brought about a net increase of 2.05 percentage points in the CAR;
- the increase in consolidation differences due primarily to the consolidation by the equity method of 19 non-financial companies at the end of 2003, reducing the CAR by 1.04 percentage points;
- the increase in minority rights principally due to the consolidation of National Investment Co. by the full consolidation method, which enhanced CAR by 0.67 percentage points;
- the increase in retained earnings for the period, which contributed to the CAR by 0.76 percentage points; and
- the growth in the investment portfolio, which mainly reflects NBG's loan growth, particularly in retail banking. It should be pointed out that the negative impact by 0.95 percentage points on NBG's CAR was offset, to a large extent, by the positive impact of retained earnings, indicating that growth in the Group's core activities is covered by its internal accumulated capital, thus reducing the need to draw on additional capital sources.

DIAGRAM 4.1.10

GROUP CAPITAL ADEQUACY RATIOS



%
15
14
13
12
11
10
9
8
7
13.4
14.5
11.1
12.3
8.9
10.1
7.4
10.4
10.1
12.9
1999
2000
2001
2002
2003
Tier I
Total

DIAGRAM 4.1.11

NBG CAPITAL ADEQUACY RATIOS



%
16
15
14
13
12
11
10
9
13.8
15.1
11.2
12.6
9.9
11.3
9.5
12.6
10.7
15.5
1999
2000
2001
2002
2003
Tier I
Total

TABLE 4.1.2

CAPITAL ADEQUACY

(€ millions)

	NBG			Group		
	2003	2002	2001	2003	2002	2001
A Risk-weighted assets						
Trading portfolio						
1. Market risk	1 841	2 254	1 840	2 216	3 077	2 827
2. Credit risk	1 028	1 263	1 334	1 250	1 732	1 643
Total trading portfolio	2 869	3 517	3 174	3 467	4 809	4 470
Total investment portfolio	20 126	18 207	17 810	23 501	20 219	19 817
Total risk-weighted assets	22 996	21 724	20 984	26 968	25 028	24 287
B Regulatory capital						
Tier I capital	2 472	2 053	2 078	2 729	1 842	2 170
Total capital	3 554	2 729	2 362	3 474	2 600	2 445
C Capital adequacy ratios						
Tier I capital ratio	10.7%	9.5%	9.9%	10.1%	7.4%	8.9%
Total capital ratio	15.5%	12.6%	11.3%	12.9%	10.4%	10.1%

DIAGRAM 4.1.12

FACTORS AFFECTING GROUP CAR
(Dec. 2002 - Dec. 2003)



10.4%
0.76%
-1.04%
0.67%
1.40%
2.05%
0.59%
-0.95%
-1.02%
12.9%
CAR 12.02
Retained earnings
Consolidation differences
Minority rights
Hybrid capital
Property revaluation
Reduction in trading portfolio risk weighted assets
Increase in investment portfolio risk weighted assets
Other
CAR 12.03

A breakdown of the Group's risk-weighted assets indicates that most exposures are associated with the investment portfolio (87.2%), reflecting the core of the Group's activities and profitability. The weight of the loan portfolio – the major component of the investment portfolio – accounts for 58% of total risk-weighted assets (DIAGRAM 4.1.13). The sum total of related components in the trading portfolio amounts to 12.8%.

DIAGRAM 4.1.13

BREAKDOWN OF GROUP RISK-WEIGHTED ASSETS


BONDS & SHARES 6.8%
INTERBANK 4.1%
FIXED ASSETS 10.1%
OTHER 1.9%
OFF-BALANCE SHEET ITEMS 6.3%
SHARE RISK 1.4%
REGULATORY & FX RISK 7.3%
CREDIT RISK 4.1%
LOANS 58.0%
CONSUMER LOANS 5.6%
CREDIT CARDS 3.7%
MORTGAGE LENDING 11.2%
BUSINESS LOANS 37.5%

Revision of the capital adequacy supervisory framework

Following the release, in April 2003, of the Basel Committee on Banking Supervision's third Consultative Paper on the New Basel Capital Accord, NBG stepped up preparations to adopt the new proposals.

Accordingly, the Bank reorganized responsibilities for monitoring the Basel Committee proposals and ensuring compliance with the new supervisory framework. With regard to credit risk, in view of current circumstances, and having considered the implications of the new proposals, we estimate that by the time the new framework comes into force, the Bank will be in a position to adopt the internal rating approach with respect to its corporate and retail banking portfolios. As regards operational risk, we currently expect to apply the standardized approach.

In the event, NBG's ultimate aim is to employ the best methodology for calculating regulatory, and above all financial, capital so that in addition to meeting supervisory authorities' requirements, it can also attain its strategic objectives and obtain a comparative advantage in today's highly competitive environment.

Another of our key aims is to develop appropriate policies and actions that will enable us to maximize transparency and thereby meet Pillar III requirements regarding disclosure.

Regulatory compliance

In 2003, the Bank followed closely developments in legislation as well as trends in the domestic and international banking sectors, and ensured the Group's effective compliance with legislative changes at home and abroad.

The Group was in full compliance with the US Patriot Act, and the level of compliance of correspondent banks was also reviewed vis-à-vis measures to fight money laundering and financing of terrorism.

Lastly, the work of the Compliance Officers of NBG's international branches and domestic and foreign subsidiaries is coordinated to ensure full compliance with the host countries' statutory and regulatory requirements.

4.2

IMPLEMENTATION OF INTERNATIONAL ACCOUNTING STANDARDS

In view of the legal changes brought about by L.2992/2002, L.3148/2003 and L.3229/12.02.2004, the Group is preparing to implement International Accounting Standards (IAS) in presenting its financial statements, commencing as of 1 January 2005.

The financial statements prepared in accordance with IAS will differ from those of the past (drawn up in accordance with L.2190/1920) both with regard to the accounting principles adopted and the information that will be disclosed. To this end, the Bank and its subsidiaries have been working to ensure the proper and timely preparation of the first set of IAS-compliant financial statements, which will be the key source of information for investors and supervisory and tax authorities.

A steering committee and working groups have been set up for the purpose of preparing for IAS, and will be responsible for the first implementation of the new Standards. IAS will have a substantial impact on the accounting principles and plan of the Bank and the Group, as well as on the IT systems which gather and process data pertaining to the financial statements.

The Group has amassed very substantial experience in drawing up financial statements on the basis of internationally accepted accounting principles. This experience was gained mainly due to the preparation of the financial statements on the basis of US GAAP for the US supervisory authorities (SEC). Well aware of the requirements of IAS, and particularly of those relating to the first implementation, the Group has made a series of adjustments (as provided for by L.2190/1920 and current legislation) so as to gradually shift the balance sheet of the Group's companies to meet the terms of IAS.

Thus, in 2003, the Bank revalued its own-use real estate, in line with the provisions of International Financial Reporting Standard 1, as a result of which a part of the total property capital gains of the Group is recorded on the balance sheet at 31 December 2003 as a special tax-exempt reserve for capitalization, in accordance with L.3229/2004.

It is noted that the revaluation of real estate in 2003 was carried out only with respect to a portion of the Group's total property. Specifically, 280 out of a total of 1 840 properties belonging to the Bank were revalued, while just 5 of the other 58 consolidated companies of the Group carried out property revaluations. Further capital gains from the remaining properties of the Group will most likely be posted on future IAS-compliant financial statements.

Moreover, during 2003, both the investment and the trading portfolios of the Bank (including positions in derivatives) were revalued at cost or fair market value, whichever is lower on an aggregate portfolio basis. This revaluation led to total gains in the portfolios of € 21 million and € 2 million, respectively. However, since certain losses in stock holdings and bonds, amounting to € 45 million and € 9 million respectively, were set off against the Bank's real estate revaluation gains of € 437 million, the aggreagate increase in the Bank's investment and trading portfolios amounted to € 66 million and € 11 million, respectively. The remaining gains of € 383 million were written to a special tax-exempt reserve.

Furthermore, Group non-financial subsidiaries and affiliated companies, a total of 19 companies, were consolidated using the Equity Method so as to recognize the consolidation differences, totaling € 283 million, and to offset these against the Group's own funds.

It is the practice of the NBG Group each year to appoint an independent international actuary for the assessment of contingent liabilities arising from the participation of the Group's companies in pension funds or other supplementary insurance programs for staff. The valuation is required for the purpose of preparing the financial statements in accordance with US GAAP. The results of this assessment were disclosed on 31 December 2003, and according to the data supplied in the actuary's study, these liabilities before taxes are estimated to be around € 215 million (after taking into account the tax benefit carried over at a rate of 35%, the figure amounts to € 140 million). The adjustment will be written to the IAS Transition Accounts.

On making these adjustments, the NBG Group will essentially have completed the necessary adjustments to comply with IAS. Thus the shift to IAS has been carefully planned and should not impact in any significant way on the Group's operations.

DIAGRAM 4.3.1

WEIGHTED DURATION BY MATURITY


TOTAL ASSETS
2.67
2.50
BOND PORTFOLIO
3.67
4.21
TOTAL LOANS
3.62
3.13
BUSINESS LOANS & PROFESSIONAL CREDIT*
1.21
1.23
CONSUMER CREDIT*
1.27
1.19
MORTGAGE LOANS*
7.04
6.39
TOTAL LIABILITIES
1.01
0.98
REPOS
0.12
0.13
TIME DEPOSITS
0.21
0.21
0 1 2 3 4 5 6 7 8
DURATION IN YEARS
* Performing
Dec.-02
Dec.-03

DIAGRAM 4.3.2

DURATION


TOTAL ASSETS
1.23
1.33
TOTAL ASSETS HEDGED
0.46
0.38
BOND PORTFOLIO
3.31
3.67
BOND PORTFOLIO HEDGED
0.90
0.75
TOTAL LOANS
0.33
0.29
BUSINESS LOANS & PROFESSIONAL CREDIT*
0.08
0.11
CONSUMER CREDIT*
0.33
0.26
HOUSING LOANS*
0.63
0.55
TOTAL LIABILITIES
0.08
0.09
REPOS
0.12
0.12
TIME DEPOSITS
0.20
0.19
0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0
DURATION IN YEARS
* Performing
Dec.-02
Dec.-03

DIAGRAM 4.3.3

DURATION GAP


(€ billions)
6 4 2 0 -2 -4 -6 -8 -10 -12 -14
O/N
MONTH 1
MONTH 2
MONTH 3
MONTHS 4-6
MONTHS 7-9
MONTHS 10-12
MONTHS 13-15
MONTHS 16-18
MONTHS 19-21
MONTHS 22-24
YEARS 3-5
YEARS 5-10
YEARS 11-15
OVER 15 YEARS
NON-SENSITIVE BALANCE
GAP FOR THE PERIOD
CUMULATIVE GAP

4.3

ASSET & LIABILITY MANAGEMENT AND FUNDS TRANSFER PRICING

For the past three years, NBG has been implementing a state-of-the-art asset and liability management tool, which provides quarterly static and dynamic analyses of NBG's balance sheet and internal income. Examples of the analyses provided are the following :

- Duration: in 2003, the weighted average duration of assets, estimated on the basis of maturity date, increased to 2.7 years, while the corresponding weighted average duration of liabilities remained virtually unchanged at 1 year (DIAGRAM 4.2.1). Specific hypotheses have been applied for products of undetermined maturity (e.g. savings deposits were assumed to mature on a uniform 36-month basis).
  By contrast, the weighted duration of NBG balance sheet items, on a repricing-date basis, declined to 1.23 years for assets, and remained unchanged (at 1 month) for liabilities. If one takes into account the impact of the hedging of the bond portfolio, the weighted duration of assets is reduced to approximately 5 months (DIAGRAM 4.2.2). Duration based on pricing embodies the assumption that products tied to bank-determined rates re-price immediately.
- Liquidity gap: NBG's liquidity gap is negative, which indicates that at this particular juncture the Bank finances long-term assets (e.g. loans) with short-term liabilities (DIAGRAM 4.2.3).
- Interest income sensitivity analysis: the Bank runs scenarios with changes in market interest rates and NBG base rates so as to calculate their impact on net interest income. For example, at 31 December 2003, a parallel shift downwards of all interest rate yield curves and bank set interest rates by 50 basis points will lead to an increase of approximately € 34 million in net interest income over a period of one year.

In 2003, the Bank's internal fund transfer pricing system was put into full operation using industry-standard software. Accordingly, net interest income is distributed monthly across NBG's lines of business and products. Balance sheet items are priced by aligning market cost with the pricing period ("matched funded") while taking into consideration the product tenure. This model is based on the concept of opportunity cost and ensures fair distribution of net interest margin across the Bank's lines of business. This system comprises a part of NBG's broader Management Information System project.

- The increased contribution of retail banking to net interest income is reflected in the quarterly analysis of net interest income of the Bank for 2003 (DIAGRAM 4.2.4). Specifically, consumer credit has the highest percentage participation in net interest margin in the retail banking segment (DIAGRAM 4.2.5).

4.4

CORPORATE GOVERNANCE

National Bank's system of corporate governance has been designed in line with the best international practices with regard to the internal organization of corporations of comparable size and significance.

In 2003, steps were also taken to ensure that the Bank meets regulatory requirements under Greek, European and US legislation – in view of the fact that NBG's share is traded on the Luxembourg, Copenhagen and New York Stock Exchanges.

(I) <u>Modernizing NBG's internal administration control system</u>

The Bank and the Group have set in place mechanisms for the effective gathering and reporting to management of any information on NBG activities that NBG is required to disclose to the supervisory authorities and investors. Likewise, the Bank has set up mechanisms for gathering information on major transactions carried out by members of senior management and other company executives in stocks and shares of the Bank, as well as any relation they may have with key customers or suppliers of the Bank. These mechanisms are set out clearly in the Bank's by-laws.

To further strengthen its internal control mechanisms and within the context of compliance with US regulatory requirements and the Sarbanes-Oxley Act, the Bank set up a Disclosure and Transparency Committee. This Committee, which is chaired by the General

DIAGRAM 4.3.4

BREAKDOWN OF NET INTEREST MARGIN (31.12.2003)


SECURITIES & INTERBANK
DEPOSITS
RETAIL LOANS
BUSINESS LOANS
13%
46%
30%
11%
12%
44%
33%
11%
10%
42%
36%
12%
14%
38%
37%
11%
2003Q1
2003Q2
2003Q3
2003Q4

DIAGRAM 4.3.5

NET INTEREST MARGIN (12 MONTH PERIOD) RETAIL BANKING


PROFESSIONAL CREDIT
10%
CONSUMER CREDIT
53%
MORTGAGE CREDIT
37%

Manager of the Bank's Financial and Management Accounting Division, is composed of various members of senior management responsible for the workings of NBG's internal control system.

The Disclosure and Transparency Committee (a) controls the fullness and accuracy of financial data and information disclosed by NBG (b) monitors the process of collection, evaluation and timely disclosure of such data and information and (c) provides for the Bank's and the Group's compliance with the statutory and regulatory provisions governing accurate and timely disclosure, as above, by ensuring that NBG meets fully the corresponding requirements.

The effectiveness of the internal control system continues to be within the purview of the Bank's Audit Division. In 2003, further steps were taken by the Bank to consolidate the autonomy and effectiveness of the Audit Division: the General Auditor, previously appointed by management, is now appointed directly by the Board of Directors, and the Audit Division is required to file quarterly reports on its auditing work to NBG's management and Board of Directors and monitor strict compliance with the Bank's by-laws. The Bank's Audit Division continues to be responsible for preparing the annual evaluation reports on the Bank's internal control mechanisms filed with NBG's Board of Directors and the Bank of Greece.

(2) Overhauling and strengthening the Audit Committee

In 2003, the Bank once more spearheaded developments in the domestic banking sector by taking pioneering steps to consolidate the status and autonomy of its Audit Committee. These steps included:

(a) Overhauling the structure of the Audit Committee to include only non-executive members of the BoD so as to ensure the Committee's autonomy vis-à-vis the Group's management, in line with best international practice.

(b) Placing NBG's Audit Division, which reports to the Bank's management, under the direct supervision of the Audit Committee, thus further enhancing its effectiveness and ensuring the autonomy of the Bank's audit mechanism.

(3) Drawing up a code of ethics for Management and Financial Services

The Bank undertook another initiative, similarly pioneering on the domestic front, to draw up a code of ethics governing the activities of management, the officers in charge of the Bank's and the Group's Financial Services and their staff, as well as NBG staff responsible for investor relations. The code stipulates that the legal and regulatory provisions governing the operation of the Bank and the Group should be observed without fail, and that conflict of duty or interest should be avoided. It also states that breach of provisions shall entail penalties under the Work Rules of the Bank or any other company of the NBG Group, as applicable, further to any penalties provided for by law. The provisions of NBG's code of ethics for Management and Financial Services are supplementary to the provisions of a more general Code of Conduct currently being drawn up by the Bank.

(4) Certification from management

The effectiveness and reliability of NBG's system of corporate governance, alongside the control and auditing mechanisms that it possesses, have enabled management to certify the accuracy of the financial and other data included in the annual financial statements and bulletins filed with the US authorities for the business year 2002, as required by the Sarbanes-Oxley Act. It may be noted that, beyond the requirements of US law, the Bank chose to request certification of the said information not only from the Bank's Governor, but also from the Deputy Governors, since they also exercise substantial executive powers and authorities in their respective areas of responsibility both as regards business strategy and the planning and function of the Group's system of corporate governance.

Leave it to us.


FRAGILE

WEIGHT LIFTING

FINANCIAL RESULTS OF THE GROUP

5

FINANCIAL RESULTS OF THE GROUP

5.1

GROUP FINANCIAL ANALYSIS

Review

NBG Group profit after tax and minorities presented a substantial increase of 69% in 2003, totaling € 360.3 million compared with € 213.2 million in 2002. Accordingly, earnings per share rose to € 1.48 from € 0.88 in the previous year.

This reflects the increase in core operating income and successful efforts to restrain operating expenses both in the parent company and the Group as a whole. In fact, core operating income reached the highest level of recent years (2003: € 1 744.5 million, 2002: € 1 571.9 million). This performance, combined with the modest increase in operating expenses (up 0.9%), led to a 51% increase in Group operating profit (2003: € 373.8 million, 2002: € 247 million).

As a result of these developments, profitability ratios picked up in 2003. The Group's return on average equity (ROAE) after tax rose by 6 percentage points (2003: 15.4%, 2002: 9.4%) while return on average assets (ROAA) before tax and minorities exceeded 1% (2003: 1.01%, 2002: 0.67%) (DIAGRAM 5.1.1).

The cost-to-income ratio also improved, from 71.7% in 2002 to 66.2% in 2003 (DIAGRAM 5.1.2). This trend is easier to ascertain if trading gains are excluded, with the ratio standing at its lowest level of recent years (70%).

Likewise, the improved mix of the Group's interest-earning assets towards higher yielding placements led to an increase in the Group's net interest margin in 2003, which reached the highest level of recent years (2003: 2.67%, 2002: 2.44%). This upward dynamic of NIM is evident on a quarterly basis, particularly in Q4 2003 (DIAGRAM 5.1.3).

Results of operations

Group operating income grew by € 201 million (up 12.2%), totaling € 1 847.7 million. The key contributor to this growth was the large increase, by € 117 million, in **interest income**, reflecting principally the expansion in retail banking.

In 2003, Group net **commissions** also posted a substantial increase of € 55 million (up 16.3%) (DIAGRAM 5.1.4). The excellent performance in the scale of funds under management at Diethniki Mutual Fund Management SA (2003: € 7.7 billion, 2002: € 4.4 billion) led to an increase in MF commissions from € 28.1 million to € 37.6 million, while the positive climate in the Greek capital market led to a 46% growth in commissions from investment banking and stockbroking. Likewise, in 2003, there was a significant rise, by € 31.4 million (up 22.5%), in retail banking fees and commissions, tracking the growth in lending to individuals, while commissions in the business lending segment grew by 10%. Last, the 22.5% increase in commissions charges is attributed entirely to expenses related to attracting retail factoring customers (2003: € 24.3 million, 2002: € 17.6 million).

In 2003, Group **trading gains** amounted to € 103.2 million compared with € 74.6 million in 2002. Gains on bond trading (including hedging) stood at € 40.5 million compared with € 77.6 million in the previous year, while share trading gains, at € 33.4 million, also played a positive role in results.

On the **cost** side, operating expenses increased only marginally, by 0.9% (DIAGRAM 5.1.5). Staff costs remained flat (2003: € 718.8 million, 2002: € 717.8 million) while general expenses grew only slightly, up 2.8% (2003: € 305.6 million, 2002: € 297.2 million). Depreciation of Group fixed assets was affected by the increase in lending activity at the Group's leasing companies as well as the revaluation of fixed assets at fair value at 31 December 2002, totaling € 184.2 million compared with € 150.9 million in 2002. Prudent provisioning policy continued (2003: € 147.8 million, 2002: € 144.6 million) while as a percentage of average loans they stood at 0.72%, broadly in line with the European average.

Balance sheet

Total Group assets remained virtually unchanged (€ 53.9 billion compared with € 54.1 billion in 2002). **Lending** maintained strong growth (2003: 10.5%, 2002: 7.1%), rising to € 22.7 billion, with retail banking now representing half of the total portfolio.

In particular:

- The Group's mortgage lending reached € 7 170 million, up 21.5%, while NBG's new loan disbursements exceeded € 1.8 million. As a result of this performance in new mortgage loan disbursements, the gradual decline in market share of the past few years was halted, remaining at 26% in 2003.
- Consumer lending (consumer loans and credit cards) experienced rapid growth of around 27% reaching € 3 105 million, boosted by the significant rise in NBG's new consumer loan disbursements (30.8%).
- NBG's lending to professionals and small businesses also increased considerably, reaching € 829 million as against € 502.5 million in 2002, reflecting the sharp rise in the number of borrowers (44%).

DIAGRAM 5.1.1

GROUP ROAE (AFTER TAX) & ROAA (BEFORE TAX)



1.44%
22.7%
0.67%
9.4%
1.01%
15.4%
2001
2002
2003
ROAE
ROAA

ROAA: Return on average assets (before tax and minorities)

ROAE: Return on average equity (after tax)

DIAGRAM 5.1.2

COST-TO-INCOME RATIO



75.5%
75.1%
70.1%
71.7%
66.2%
60.4%
2001
2002
2003
Cost: income
Cost: income (adj)

Cost: Income: Operating expenses to total operating income

Cost: Income (adj): Operating expenses to total operating income minus income on financial operations

DIAGRAM 5.1.3

GROUP NET INTEREST MARGIN


2.29%
2.48%
2.49%
2.47%
2.54%
2.69%
2.69%
2.81%
2.38%
2.42%
2.44%
2.62%
2.63%
2.67%
3.02
6.02
9.02
12.02
3.03
6.03
9.03
12.03
NIM (quarter)
NIM (period)

DIAGRAM 5.1.4

GROUP NET COMMISSIONS
(IN € MILLION)


341.4
337.5
392.6
17.8%
21.9%
22.9%
2001
2002
2003
Net commissions % income

DIAGRAM 5.1.5

GROUP OPERATING EXPENSES
(IN € MILLION)


1 004.5
+1.0%
1 015.0
+0.9%
1 024.3
283.1
297.2
305.6
721.5
717.8
718.8
2001
2002
2003
Administrative expenses
Staff costs

- The flat performance of business lending (2003: € 11.4 billion, 2002: € 11.5 billion) is due to the combined effect of the 20% growth in medium business loans (15.6% rise in the number of customers), which offsets fully the decline in loans to the public sector, and the negative impact of the depreciation of the dollar on the conversion of shipping credit into euro (in dollar terms, lending to shipping rose by 13%).

Alongside the growth in lending, the **quality of the portfolio** also improved further. Non-performing loans at 31 December 2003 (after provisions) represented 1.6% of total lending compared with 2.2% in 2002, while in absolute figures they fell to € 1 411 million from € 1 453 million a year earlier. Consequently, provision coverage increased to 74.5% (2002: 69.6%). NBG's policy is to amass sufficient provisions to cover risk undertaken. Provisions formed each year are consistently above the regulatory minimum requirements set by the Bank of Greece.

In view of the adoption of International Accounting Standards, nineteen non-financial sector subsidiaries and affiliates were consolidated as at 31 December 2003 using the equity method. The Group now includes all consolidated companies, in line with International Accounting Standards.

The high growth in **real estate** value as at 31 December 2003 (up 61%) derives from the revaluation of 280 properties at fair value pursuant to the provisions of Article 15 of Law 3229/2004 and in accordance with International Accounting Standard 16. The valuation study was carried out by an internationally chartered assessor active in Greece and specializing in property valuation. The gain arising as a result of the revaluation amounted to € 437 million and was partly set off against the valuation losses in the investment and trading portfolios amounting to € 45 million and € 9 million respectively. NBG owns a further 1 500 properties that have not been revalued.

Customer deposits moved downwards slightly by 2.6% (2003: € 39 billion, 2002: € 40 billion). This decline is attributable entirely to the gradual replacement of time deposits and repos by alternative deposit products (mainly mutual funds). This strategy resulted in an 81.5% rise in mutual fund assets and a more than doubling od the value of guaranteed new capital products (€ 856 million). At the same time, sight and savings deposits, the biggest part of deposits, increased by 4.2% on the previous year, totaling € 28.2 billion at 31 December 2003. The fact that NBG has maintained its deposit base, and in particular its savings deposits, is indicative of its strong advantage in the deposits segment, and was achieved in spite of the reduction in deposit interest rates.

At 31 December 2003, **equity** was slightly higher than in the previous year (2003: € 2 611 million, 2002: € 2 584 million) reflecting principally:

- the gains realized after set-off of the real estate revaluation against losses in the investment and securities trading portfolio (€ 383 million),
- the set-off of the consolidation differences arising from the merger of ETEBA and other affiliates with the parent Bank in 2002 and 2003 (€ 171 million),
- the increase in consolidation differences arising from the non-financial subsidiaries and affiliates consolidated for the first time at 31 December 2003, using the equity method (€ 283 million), and
- the increase in minority interests as a result of the full consolidation of National Investment Co SA. (€ 107 million).

DIAGRAM 5.1.6

PROVISION COVERAGE



71.7
69.3
71.2
69.6
70.7
74.4
75.1
74.5
81bps
78bps
77bps
77bps
70bps
68bps
67bps
72bps
3.02
6.02
9.02
12.02
3.03
6.03
9.03
12.03
Coverage ratio
Provisions (% of loans)

FINANCIAL STATEMENTS

Group Balance Sheet

€ thousands	*Notes*	2003	2002	±%
ASSETS				
Cash in hand, balances with Central Bank	2	1 280 563	857 521	+49.3%
Treasury bills and other bills		106 157	131 773	-19.4%
Loans and advances to credit institutions	3	5 170 242	5 844 200	-11.5%
Reverse repos		3 507 175	4 781 173	-26.6%
Loans and advances to customers	4	22 699 566	20 607 528	+10.2%
Less: Provisions for doubtful debts	5	(1 051 796)	(1 012 032)	+3.9%
Debt securities and other fixed-income securities	6	17 847 008	18 942 470	-5.8%
Shares and other variable yield securities		657 578	402 441	+63.4%
Participating interests		202 696	318 051	-36.3%
Shares in affiliated undertakings		743 243	917 462	-19.0%
Intangible assets	7	120 335	279 840	-57.0%
Fixed assets	8	1 530 386	950 037	+61.1%
Own shares		179 325	168 730	+6.3%
Other assets	9	605 954	574 632	+5.5%
Prepayments and accrued income	10	292 799	331 866	-11.8%
Total		**53 891 231**	**54 095 692**	**-0.4%**
LIABILITIES				
Amounts owed to credit institutions	11	9 661 478	8 972 454	+7.7%
Amounts owed to customers	12	38 978 176	40 024 592	-2.6%
Debts evidenced by certificates	13	31 869	36 025	-11.5%
Other liabilities	14	1 236 046	1 403 746	-11.9%
Accruals and deferred income	15	226 072	272 788	-17.1%
Provisions for liabilities and charges	16	41 287	43 706	-5.5%
Provisions for general banking risks	16	5 761	7 941	-27.5%
Subordinated liabilities	17	750 000	750 000	–
Hybrid (Tier I) capital	18	350 000	–	–
Equity	19	2 610 542	2 584 440	+1.0%
Total		**53 891 231**	**54 095 692**	**-0.4%**

Group Profit & Loss Account

€ thousands	*Notes*	2003	2002	±%
Interest receivable and similar income	*20*	2 520 005	2 790 477	-9.7%
Interest payable and similar charges	*21*	(1 217 335)	(1 604 776)	-24.1%
Net interest income		**1 302 670**	**1 185 701**	**+9.9%**
Income from securities	*22*	22 702	20 039	+13.3%
Commissions receivable	*23*	437 876	374 520	+16.9%
Commissions payable	*24*	(45 298)	(36 986)	+22.5%
Net profit on financial operations	*25*	103 192	74 602	+38.3%
Other operating income	*26*	26 578	28 684	-7.3%
Income		**1 847 720**	**1 646 560**	**+12.2%**
Staff costs		(718 753)	(717 776)	+0.1%
Other administrative expenses		(305 564)	(297 247)	+2.8%
Profit on ordinary activities before provisions		**823 403**	**631 537**	**+30.4%**
Fixed assets depreciation	*27*	(184 224)	(150 889)	+22.1%
Other operating charges		(14 444)	(14 440)	-
Provisions for doubtful debts		(147 780)	(144 634)	+2.2%
Profit on ordinary activities before tax		**476 955**	**321 574**	**+48.3%**
Extraordinary income		30 977	42 334	-26.8%
Extraordinary charges		(13 235)	(46 499)	-71.5%
Extraordinary profit		38 289	35 477	+7.9%
Profit (before tax and minority interests)		**532 986**	**352 886**	**+51.0%**
Minority interests		(11 985)	(3 067)	+290.8%
Profit (before tax)		**521 001**	**349 819**	**+48.9%**
Taxes		(161 144)	(121 845)	+32.3%
Prior years' tax liabilities		(626)	(15 307)	-95.9%
Minorities taxes		1 084	581	+86.6%
Group Profit (after tax)		**360 315**	**213 248**	**+69.0%**

Group Equity

€ *thousands*	2003	2002	±%
Paid-up capital	1 147 761	1 043 419	+10.0%
Share premium account	32 393	32 393	-
Reserves	1 400 961	1 184 254	+18.3%
Fixed assets revaluation reserve	20 472	100 760	-79.7%
Fixed assets investment subsidy	2 700	500	+440.0%
Retained earnings	307 210	338 674	-9.3%
Consolidation differences	(446 337)	(146 886)	+203.9%
Minority interests	145 382	31 326	+364.1%
Total	**2 610 542**	**2 584 440**	**+1.0%**

Group Off-balance sheet items

€ *thousands*	2003	2002	±%
Contingent liabilities	30 437 728	23 230 000	+31.0%
Commitments arising form sale and repurchase agreements	6 843	8 438	-18.9%
Other off-balance sheet items:			
Items in custody and safe keeping[1]	4 649 970	5 041 405	-7.8%
Commitments for bilateral contracts[2]	7 565 380	11 865 086	-36.2%
Credit memo accounts[3]	11 687 465	12 615 642	-7.4%
Total	**54 347 386**	**52 760 571**	**+3.0%**

[1] *Mainly IKA stamps to be issued by NBG and equity investments by customers at National Securities (€ 1 225.9 million)*

[2] *Mainly pre-purchases and forward sales of FX and forward sales of securities*

[3] *Mainly customer investments in dematerialized government bonds*

Note 1 Accounting policies

The Group's accounting policies are in accordance with codified Law 2190/1920 on Sociétés Anonymes and the provisions of PD 384/31.12.92 relating to the Greek Chart of Accounts and the Generally Accepted Accounting Principles in Greece in conformity with rules prescribed by regulatory authorities.

(a) Provisions for loans and advances

Specific provision is made for loans whose recoverability is considered doubtful. Management's evaluation for the provision required is based on the Group's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral and current economic conditions. Interest ceases to accrue for accounts for which there has been no payment of interest or repayment of capital for a maximum period of twelve months (100 days for credit cards and consumer loans) after the due date and collection is considered doubtful. The non-banking companies of the Group form provisions for debt that is considered doubtful.

(b) Investment valuation

Investments in trading and investment portfolio securities are stated at cost or fair market value, whichever is lower on an aggregate portfolio basis, with the exception of investments in shares in non-financial sector subsidiaries excluded from the consolidation, and in affiliated companies which are stated at 31 December 2003 using the Equity Method, but at 31 December 2002 at cost.

(c) Fixed assets valuation

Premises, equipment and other fixed assets are carried at cost less accumulated depreciation. In 2003, the Bank's land and buildings are stated at fair value as per Law 3229/2004, Article 15. Fixed assets depreciation is calculated using the straight-line method on the basis of the top rates provided for under PD 299/4.11.2003. Land and buildings are not subject to depreciation.

(d) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated in accordance with prevailing exchange rates at year end and the resultant exchange difference is carried to the profit and loss account.

(e) Assets acquired through auctions

Assets acquired through auctions are classified as "foreclosed assets" in Other assets and are stated at cost, less accumulated depreciation.

(f) Income tax

The provision for income tax is computed on the basis of the applicable tax laws.

Note 2 Cash in hand, balances with Central Bank

€ thousands	**2003**	**2002**	**±%**
Cash in hand	565 849	541 220	+4.6%
Balances with Central Bank	644 779	260 146	+147.9%
Other	69 935	56 155	+24.5%
Total	**1 280 563**	**857 521**	**+49.3%**

Note 3 Loans and advances to credit institutions

€ thousands	**2003**	**2002**	**±%**
Current account	44 624	72 473	-38.4%
Loans to credit institutions	9 455	12 395	-23.7%
Time deposits with domestic credit institutions	744 763	860 645	-13.5%
Time deposits with foreign credit institutions	3 968 511	4 576 263	-13.3%
Overseas correspondents & other receivables	402 889	322 424	+25.0%
Total	**5 170 242**	**5 844 200**	**-11.5%**

Note 4 Loans and advances to customers

€ thousands	**2003**	**2002**	**±%**
Consumer credit	3 104 788	2 444 722	+27.0%
Residential mortgage credit	7 169 853	5 900 538	+21.5%
Commercial loans	12 251 396	12 046 036	+1.7%
Total loans before provisions(1)	**22 526 037**	**20 391 296**	**+10.5%**
Advances to customers other than loans	173 529	216 232	-19.7%
Total loans and advances to customers	**22 699 566**	**20 607 528**	**+10.2%**

(1) *Of which non-performing loans: € 1 411 million in 2003 compared with € 1 453 million in 2002.*

Note 5 Provisions

€ thousands	**Balance 31.12.02**	**FX revaluation**	**Write-offs 2003**	**Provisions 2003(1)**	**Balance 31.12.03**
Total	1 012 032	(4 001)	(101 664)	145 429	1 051 796

(1) *Provisions for staff retirement indemnity and for contingent liabilities amounting to € 2 351 thousand are not included.*

Note 6 Debt securities and other fixed-income securities

€ thousands	**2003**	**2002**	**±%**
Government bonds:			
Greek government	12 605 011	14 548 605	-13.4%
Other sovereigns	2 273 277	618 414	+267.6%
	14 878 288	**15 167 019**	**-1.9%**
Corporate bonds:			
Greek corporations	508 340	331 636	+53.3%
Foreign corporations	840 199	1 737 613	-51.6%
Greek banks	148 408	68 996	+115.1%
Foreign banks	354 976	529 613	-33.0%
	1 851 923	**2 667 858**	**-30.6%**
Other fixed-income securities	1 116 797	1 107 593	+0.8%
Total	**17 847 008**	**18 942 470**	**-5.8%**

Note 7 Intangible assets

€ thousands	2003	2002	±%
Establishment cost	20 080	7 782	+158.0%
Goodwill	76	34 419	-99.8%
Other intangible assets	285 353	371 934	-23.3%
Intangible assets before amortization	**305 509**	**414 135**	**-26.2%**
Amortization	(185 174)	(134 295)	+37.9%
Total	**120 335**	**279 840**	**-57.0%**

Note 8 Fixed assets

In 2003, in view of the implementation of International Financial Reporting Standards the property value of the parent bank was restated at fair value, pursuant to the provisions of Law 3229/2004, Article 15. The revaluation was carried out by independent valuators, in line with International Accounting Standard 16. The gain from the revaluation amounted to € 436 997 thousand (€ 304 191 thousand from land and € 132 806 thousand from buildings).

€ thousands	2003	2002	±%
Land	622 367	289 664	+114.9%
Buildings	844 075	556 597	+51.6%
Depreciation	(270 414)	(236 601)	+14.3%
	573 661	**319 996**	**+79.3%**
Furniture, computers and other equipment	439 775	402 249	+9.3%
Depreciation	(318 206)	(267 043)	+19.2%
	121 569	**135 206**	**-10.1%**
Other tangible assets	304 017	230 040	+32.2%
Depreciation	(122 640)	(90 313)	+35.8%
	181 377	**139 727**	**+29.8%**
Fixed assets under construction and prepayments	31 412	65 444	-52.0%
Total	**1 530 386**	**950 037**	**+61.1%**

Note 9 Other assets

€ thousands	2003	2002	±%
Fixed assets acquired through auctions	98 786	102 251	-3.4%
Tax payments and other recoverable taxes	202 183	198 903	+1.6%
Other accounts	304 985	273 478	+11.5%
Total	**605 954**	**574 632**	**+5.5%**

Note 10 Prepayments and accrued income

€ thousands	2003	2002	±%
Prepayments	105 654	132 032	-20.0%
Accrued income	187 145	199 834	-6.3%
Total	**292 799**	**331 866**	**-11.8%**

Note 11 Amounts owed to credit institutions

€ thousands	2003	2002	±%
Deposits by credit institutions: Current accounts	141 406	156 183	-9.5%
Time deposits	5 450 705	3 192 431	+70.7%
	5 592 111	**3 348 614**	**+67.0%**
Repos	3 911 837	5 613 684	-30.3%
Amounts owed to Central Bank	157 530	10 156	+1 451.1%
Total	**9 661 478**	**8 972 454**	**+7.7%**

Note 12 Amounts owed to customers

€ thousands	2003	2002	±%
Deposits:			
Current accounts	4 443 359	4 156 995	+6.9%
Savings accounts	23 768 373	22 912 740	+3.7%
Time deposits	8 320 837	10 047 646	-17.2%
Other deposits	284 934	254 692	+11.9%
	36 817 503	**37 372 073**	**-1.5%**
Repos	1 989 415	2 454 515	-18.9%
Other amounts owed to customers	171 258	198 004	-13.5%
Total	**38 978 176**	**40 024 592**	**-2.6%**

Note 13 Debts evidenced by certificates

€ thousands	2003	2002	±%
Bonds	6 814	7 439	-8.4%
Former NMB bank bonds	11 205	27 566	-59.4%
Other bank bonds	13 850	1 020	+1 257.8%
Total	**31 869**	**36 025**	**-11.5%**

Note 14 Other liabilities

€ thousands	2003	2002	±%
Tax and duties payable	197 658	170 889	+15.7%
Amounts owed to pension funds	9 908	6 747	+46.9%
Amounts arising from collections on behalf of third parties	116 410	114 922	+1.3%
Dividends payable	179 929	114 521	+57.1%
Other liabilities	732 141	996 667	-26.5%
Total	**1 236 046**	**1 403 746**	**-11.9%**

Note 15 Accruals and deferred income

€ thousands	**2003**	**2002**	**±%**
Accruals	86 994	95 815	-9.2%
Deferred expenses	139 078	176 973	-21.4%
Total	**226 072**	**272 788**	**-17.1%**

Note 16 Provisions for liabilities, charges and general banking risks

€ thousands	**2003**	**2002**	**±%**
Provisions for employees pensions and similar obligations	23 686	24 779	-4.4%
Provisions for taxes other than income tax	4 745	4 880	-2.8%
Other provisions	12 856	14 047	-8.5%
Total provisions	**41 287**	**43 706**	-5.5%
Provisions for general banking risks	5 761	7 941	-27.5%
Total	**47 048**	**51 647**	**-8.9%**

Note 17 Subordinated liabilities

In 2002, NBG Finance Plc, a subsidiary of NBG, arranged a subordinated debt issue of € 750 million guaranteed by the parent bank. The amount raised forms part of Tier II capital.

Note 18 Hybrid (Tier I) capital

NBG Funding Ltd, a special purpose subsidiary of NBG established in 2003, issued securities totaling € 350 million, which are counted as Tier I capital.

Note 19 Equity

The Group's equity is broken down as follows:

€ millions	Paid up capital	Share prem. account	Reserves	Retained earnings	Consolidation differences	Minority inter.	Total
Balance 31.12.02	**1 043.4**	**32.4**	**1 285.5**	**338.7**	**(146.9)**	**31.3**	**2 584.4**
Previous years' profit			(20.0)	(213.3)			(233.3)
Capitalized reserve	104.3		(104.3)				0.0
Appropriation account			142.6	265.2		6.2	**414.0**
Gains from property revaluation and securities loss set-off			206.9	(5.9)		0.8	**201.8**
Write-off of merger differences			(171.1)				**(171.1)**
Absorption of SNCFT, HHTCE, OLYMPIAS'			19.7	(4.2)			**15.5**
Exchange differences			0.2	(23.6)	2.3		**(21.1)**
Consolidation of subsidiaries using the Equity Method					(283.1)		**(283.1)**
Acquisition of Romaneasca					(19.0)		**(19.0)**
Total consolidation of National Investment			61.1	(61.1)		107.2	**107.2**
Other			3.6	11.4	0.4	(0.1)	**15.3**
Balance 31.12.03	**1 147.7**	**32.4**	**1 424.2**	**307.2**	**(446.3)**	**145.4**	**2 610.6**

Note 20 Interest receivable and similar income

€ thousands	**2003**	**2002**	**±%**
Interest income from interbank placements	631 154	790 301	-20.1%
Interest income from bonds	571 208	752 706	-24.1%
Interest income from loans	1 227 936	1 176 445	+4.4%
Other interest income	89 707	71 025	+26.3%
Total	**2 520 005**	**2 790 477**	**-9.7%**

Note 21 Interest payable and similar charges

€ thousands	**2003**	**2002**	**±%**
Interest on customer deposits	390 246	651 221	-40.1%
Interest on interbank deposits	542 929	644 826	-15.8%
Repos	182 094	210 277	-13.4%
Loan and deposit contributions	68 272	59 307	+15.1%
Other interest payments	33 794	39 145	-13.7%
Total	**1 217 335**	**1 604 776**	**-24.1%**

Note 22 Income from securities

€ thousands	2003	2002	±%
Dividend income from shares	9 265	9 869	-6.1%
Dividend income from participating interests	9 490	8 034	+18.1%
Dividend income from affiliated undertakings	3 947	2 136	+84.8%
Total	**22 702**	**20 039**	**+13.3%**

Note 23 Commissions receivable

€ thousands	2003	2002	±%
Retail[1]	170 512	139 178	+22.5%
Corporate[2]	66 644	60 414	+10.3%
Investment banking[3]	62 949	43 098	+46.1%
Asset management	37 554	28 075	+33.8%
Other[4]	100 217	103 755	-3.4%
Total	**437 876**	**374 520**	**+16.9%**

[1] *Commissions on mortgages and consumer loans, credit cards and retail deposits.*

[2] *Commissions on granting of business loans, letters of guarantee, import-export, and corporate deposits.*

[3] *Commissions on investment operations, custodian services, and brokerage.*

[4] *Commissions on fund transfers, FX transactions and other intermediation charges.*

Note 24 Commissions payable

€ thousands	2003	2002	±%
Consumer factoring	24 320	17 615	+38.1%
Credit cards	11 754	10 940	+7.4%
Brokerage	3 833	2 449	+56.5%
Other	5 391	5 982	-9.9%
Total	**45 298**	**36 986**	**+22.5%**

Note 25 Trading gains

€ thousands	2003	2002	±%
Bond trading and hedging	40 526	77 586	-47.8%
Derivatives trading	1 504	(5 643)	-
FX trading	32 045	28 169	+13.8%
Equity trading	33 412	(21 788)	-
Trading expenses	(4 295)	(3 722)	+15.4%
Total	**103 192**	**74 602**	**+38.3%**

Note 26 Other operating income

€ thousands	**2003**	**2002**	**±%**
Income from other activities & safe deposit box charges	6 051	6 789	-10.9%
Rentals	5 919	5 766	+2.7%
Third-party services	14 608	16 129	-9.4%
Total	**26 578**	**28 684**	**-7.3%**

Note 27 Fixed assets depreciation

€ thousands	**2003**	**2002**	**±%**
Buildings	34 031	26 798	+27.0%
Furniture and electronic equipment	56 080	50 349	+11.4%
Machinery, transport and other tangibles	55 118	38 788	+42.1%
Software and other intangibles	38 995	34 954	+11.6%
Total	**184 224**	**150 889**	**+22.1%**

LIST OF BANK'S PARTICIPATION

Companies of the financial sector included in the consolidated financial statements of the NBG Group as at 31.12.2003 (*€ 000s*):

		Bank's participation						
	COMPANY NAME	Direct	Indirect	Total	Shareholders equity	Net profit/(loss)	NBG's book value of shares	Group's book value of shares
1	National Investment S.A.	36.42%	-	36.42%	168 559	12 537	138 422	138 422
2	National Securities S.A.	100.00%	-	100.00%	23 539	8 777	18 170	18 170
3	Ethniki Kefalaiou S.A.	100.00%	-	100.00%	198 786	40 702	3 326	3 326
4	Diethniki S.A.	81.00%	19.00%	100.00%	10 308	18 072	11 029	11 176
5	National Management and Organization Co.	100.00%	-	100.00%	19 405	2 594	23 328	23 328
6	Ethniki Leasing S.A.	93.33%	6.67%	100.00%	32 536	2 539	29 055	29 348
7	Ethniki Mutual Find Management S.A.	100.00%	-	100.00%	1 177	(15)	1 175	1 175
8	Ethniki Venture Capital S.A.	-	100.00%	100.00%	1 188	412	-	271
9	National Regional Development Co. of Northern Greece	65.00%	-	65.00%	8 361	37	4 068	4 068
10	NBG Balkan Fund Ltd	100.00%	-	100.00%	14 352	(289)	5 870	5 870
11	NBG Greek Fund Ltd	100.00%	-	100.00%	40 696	(884)	21 929	21 929
12	ETEBA Emerging Markets Fund Ltd	100.00%	-	100.00%	2 928	1	147	147
13	ETEBA Estate Fund Ltd	100.00%	-	100.00%	2 928	1	147	147
14	ETEBA Venture Capital Management Company Ltd	100.00%	-	100.00%	(6)	(1)	18	18
15	NBG Bancassurance S.A.	99.70%	0.30%	100.00%	1 069	1 543	300	301
16	Atlantic Bank of New York	100.00%	-	100.00%	148 059	36 848	54 912	54 912
17	National Bank of Greece (Canada)	100.00%	-	100.00%	27 959	4 121	16 628	16 628
18	The South African Bank of Athens Ltd	88.69%	10.61%	99.30%	3 439	(1 828)	11 833	12 902
19	National Bank of Greece (Cyprus) LTD	100.00%	-	100.00%	59 060	8 380	39 224	39 224
20	National Securities Cyprus LTD	-	100.00%	100.00%	2	0	-	155
21	NBG Management Services Ltd	100.00%	-	100.00%	1 945	542	938	938
22	Stopanska Banka AD, Skopje	71.20%	-	71.20%	57 452	107	72 010	72 010
23	United Bulgarian Bank AD, Sofia	89.91%	-	89.91%	151 877	39 728	211 170	211 170
24	NBG International Ltd	100.00%	-	100.00%	21 139	4 935	9 932	9 932
25	NBG International Inc	-	100.00%	100.00%	800	(270)	-	8 549
26	NBGI Private Equity Ltd	-	100.00%	100.00%	139	4	-	142
27	NBG Finance Plc.	100.00%	-	100.00%	280	222	71	71
28	Interlease A.D. (Sofia)	87.50%	-	87.50%	1 629	1 676	1 015	1 015
29	ETEBA Bulgaria A.D.	92.00%	8.00%	100.00%	383	(75)	548	592
30	ETEBA Romania S.A.	100.00%	-	100.00%	271	(52)	818	818
31	ETEBA Advisory S.R.L.	-	100.00%	100.00%	1	(6)	-	89
32	NBGI Jersey Ltd	-	100.00%	100.00%	(41)	(10)	-	-
33	NBG Luxembourg Holding S.A.	94.67%	5.33%	100.00%	427	246	71	75
34	NBG Luxfinance Holding S.A.	94.67%	5.33%	100.00%	1 095	482	71	75
35	NBG Asset Management S.A.S.	100.00%	-	100.00%	54	(2)	55	55
36	NBG International Asset Management S.A.S.	100.00%	-	100.00%	1 308	(15)	1 500	1 500
37	Innovative Ventures S.A. (I-VEN)	-	100.00%	100.00%	5 543	(422)	-	4 304
38	NBG Funding Ltd	100.00%		100.00%	37	27	10	10
39	Banca Romaneasca S.A.	81.65%	-	81.65%	17 332	4 993	33 177	33 177


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FINANCIAL STATEMENTS

6

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

162nd FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003

(in thousand euro)

ASSETS		2003			2002	
1. Cash in hand, balances with central banks			985 435			665 799
2. Treasury bills and other bills eligible for refinancing with central banks:						
a. Treasury bills and similar securities			74 581			100 677
3. Loans and advances to credit institutions:						
a. Repayable on demand		24 077			27 323	
b. Other loans and advances		5 024 280			5 507 254	
c. Reverse repos		3 284 991	8 333 348		4 410 915	9 945 492
4. Loans and advances to customers		19 887 200			18 147 466	
Less: Provisions for doubtful debts		(869 449)	19 017 751		(837 966)	17 309 500
5. Debt securities including fixed-income securities:						
a. Government		14 596 587			14 849 648	
b1. Corporates		1 908 595			2 543 507	
b2. Other issuers		68 195	16 573 377		38 776	17 431 931
6. Shares and other variable-yield securities			327 982			289 288
7. Participating interests			291 395			302 962
8. Shares in affiliated undertakings			1 637 024			1 543 384
9. Intangible assets						
a. Establishment and formation expenses		5 682			5 776	
c. Other intangible assets		215 525			320 593	
Less: Amortization of intangible assets		(152 456)	68 751		(117 029)	209 340
10. Tangible assets						
a. Land		566 594			258 059	
b. Buildings	632 697			435 649		
Less: Depreciation of buildings	(234 775)	397 922		(211 011)	224 638	
c. Furniture, electronic and other equipment	279 537			258 784		
Less: Depreciation of furniture, electronic & other equipment	(221 602)	57 935		(188 929)	69 855	
d. Other tangible assets	11 004			10 214		
Less: Depreciation of other tangible assets	(7 361)	3 643		(6 664)	3 550	
e. Fixed assets under construction and advances		16 743	1 042 837		24 310	580 412
12. Own shares			283			1 387
13. Other assets			501 571			479 216
14. Prepayments and accrued income			262 429			301 895
TOTAL ASSETS			49 116 764			49 161 283

OFF-BALANCE SHEET ITEMS	2003		2002	
1. Contingent liabilities	29 931 178		23 001 933	
3. Other off-balance sheet items				
a. Items in custody and safekeeping	2 624 243		2 496 433	
b. Commitments from bilateral contracts	7 268 876		11 668 587	
c. Credit memo accounts	11 289 896	21 183 015	11 811 796	25 976 816
TOTAL OFF-BALANCE SHEET ITEMS		51 114 193		48 978 749

LIABILITIES		2003			2002	
1. Amounts to credit institutions:						
a. Repayable on demand		115 188			160 218	
b. Time and notice		5 487 561			3 262 500	
c. Repos		3 308 960	8 911 709		4 789 010	8 211 728
2. Amounts owned to customers:						
a. Deposits		33 289 760			33 932 708	
b. Other liabilities		154 689			176 802	
c. Repos		1 994 847	35 439 296		2 547 231	36 656 741
3. Debts evidenced by certificates:						
a. Debts securities in issue		873			1 523	
b. Other		11 867	12 740		28 586	30 109
4. Other liabilities			901 951			887 883
5. Accrued expenses and deferred income			186 324			245 054
6. Provisions for liabilities and charges:						
a. Provisions for staff pensions and similar obligations		1 513			4 260	
b. Provisions for taxation		4 250			4 763	
c. Other provisions		8 655	14 418		10 106	19 129
6A. Provisions for general banking risks			5 761			7 482
7. Subordinated liabilities			1 100 000			750 000
SHAREHOLDERS' EQUITY:						
8. Paid-up capital		1 147 761			1 043 419	
9. Share premium account		32 393			32 393	
10. Reserves						
a. Statutory reserve	176 884			163 674		
b. Extraordinary reserves	70 043			108 191		
c. Tax-exempt reserves	493 592			684 087		
d. Special tax-exempt reserves of article 15 of L.3229/2004	382 937			–		
e. Own shares reserves	283	1 123 739		1 387	957 339	
11. Fixed assets revaluation surplus		9 350			96 836	
12. Retained earnings		231 322	2 544 565		223 170	2 353 157
TOTAL LIABILITIES			49 116 764			49 161 283

NOTES:

1. In 2003, National Bank of Greece S.A. increased its share capital by € 104 342 thousand, through capitalization of an equal amount of reserves and fixed asset revaluation surplus through the issuance of 23 187 099 new ordinary shares.
2. In view of the transition to International Financial Reporting Standards, the Bank, based on the provisions of article 15 of Law 3229/2004, revalued in 2003, land and buildings to their fair values. The valuation was performed by independent qualified valuers in accordance with the provisions of International Accounting Standard 16. The revaluation surplus, which amounted to € 436 997 thousand (land € 304 191 thousand and buildings € 132 806 thousand), was partially used according to the provisions of article 15 of Law 3229/2004 to offset losses on the valuation at the lower of cost and fair value of shares and bonds of the investment and trading portfolios of € 45 028 thousand and € 9 032 thousand respectively. The remaining amount of € 382 937 thousand of the revaluation surplus is included in a special tax-exempt reserve. Subsequent to the offsetting, the revaluation surplus of the investment and trading securities portfolios, including positions in derivatives, was equally increased from € 20 915 thousand and € 1 914 thousand to € 65 943 thousand and € 10 946 thousand respectively.
3. The fixed assets of the Bank are free of liens or encumbrances as at 31.12.2003.
4. The total number of persons employed by the Bank in Greece and abroad as at 31.12.2003 was 14 631.
5. The financial statements of the Bank as at 31.12.2003 include the financial position of its affiliated companies "Hellenic Hotel Tourist and Consulting Enterprises S.A.", "Société Nationale Consultante Fonciére et Touristique S.A." and "Olympias Tourism Hotels S.A.", which merged with the Bank through absorption on 30.9.2003, in accordance with the provisions of Law 2166/1993. The absorptions were legally approved up to 31.12.2003.
6. Certain items in the financial statements of 31.12.2002 were reclassified in order to be comparable with the corresponding items in the financial statements of 31.12.2003.
7. According to the four-digit codification of National Industry Classification Code (NICC), the total revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".
8. In 2003, the remaining half of merger differences, amounted to € 127 747 thousand, as well as the total merger differences which resulted from the absorption of the companies referred to under note (5), amounted to € 13 471 thousand, were set off against tax exempt reserves, pursuant to the provisions of article 29 of Law 3091/2002.

PROFIT AND LOSS ACCOUNT

		2003			2002	
1. Inerest receivable and similar income:						
- Interest income on fixed-income securities	**519 997**			696 433		
- Other inerest and similar income	**1 683 795**	**2 203 792**		1 787 498	2 483 931	
2. Income payable and similar charges		**(1 132 023)**	**1 071 769**		(1 509 940)	973 991
3. Income on securities:						
a. *Income on shares and other variable-yield securities*	**2 958**			7 998		
b. Income on participating inerests	**9 361**			8 034		
c. Income on shares in affiliated undertakings	**21 250**	**33 569**		18 435	34 467	
4. Commisions receivable		**302 575**	**336 144**		266 672	301 139
			1 407 913			1 275 130
5. Commisions payable			**(72 587)**			(52 580)
			1 335 326			1 222 550
6. Net profit on financial operations		**72 762**			88 019	
7. Other operating income		**16 324**	**89 086**		13 948	101 967
Total income			**1 424 412**			1 324 517
8. General administrative expenses:						
a. Staff costs						
- Wages and salaries	**(399 091)**			(398 401)		
- Social security costs	**(148 407)**			(148 063)		
- Other charges	**(55 185)**	**(602 683)**		(57 241)	(603 705)	
b. Other administrative expenses						
- Taxes and duties	**(34 860)**			(33 565)		
- Service fees	**(86 595)**			(81 480)		
- Other fees to third parties	**(100 999)**	**(222 454)**	**(825 137)**	(98 695)	(213 740)	(817 445)
			599 275			507 072
9. Fixed assets depreciation and amortization charges		**(83 146)**			(77 911)	
10. Other operating charges		**(13 817)**	**(96 963)**		(13 636)	(91 547)
Profit on ordinary activities before provisions			**502 312**			415 525
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			**(127 500)**			(116 000)
Profit on ordinary activities before tax			**374 812**			299 525
15. Extraordinary income		**13 107**			21 366	
16. Extraordinary charges		**(11 600)**			(43 665)	
17. Extraordinary profit		**32 402**	**33 909**		19 506	(2 793)
18. Profit (before tax)			**408 721**			296 732

APPROPRIATION ACCOUNT

	2003	2002
Profit before tax	**408 721**	296 732
Add:		
Prior years' retained earnings brought forward	**218 647**	202 936
Less:		
Prior years' tax differences	**(56)**	(14 690)
Add:		
Distributable reserves	**1 104**	—
	628 416	484 978
1. Income tax	**(114 874)**	(80 616)
2. Other taxes not included in operating expenses	**(5 364)**	(9 131)
Distributable profit	**508 178**	395 231
Appropriation of profit:		
1. Statutory reserve	**13 107**	9 615
2. Statutory dividend	**87 164**	58 983
2a. Additional dividend	**78 619**	45 358
3. Reserve of compensated state expropriations	**9 510**	—
6. Tax-exempt reserves	**2 264**	638
6b. Specially taxed reserves	**71 142**	52 745
7. Board of Directors' frees	**50**	22
7a. Staff bonus	**15 000**	4 700
8. Retained earnings carried forward	**231 322**	223 170
	508 178	395 231

Athens, 12 February 2004

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS' REPORT

To the Shareholders of National Bank of Greece S.A.

We have audited the Financial Statements and related notes thereto of the National Bank of Greece S.A. for the year ended 31 December 2003. As part of our audit, we also considered the results of operations of the branches of the Bank. Branches located outside Greece were audited by local auditors. Our audit was conducted in accordance with the provisions of Article 37 of Codified Law 2190/1920 "For Sociétés Anonymes" and the auditing procedures we considered necessary, in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants. The books and records of the Bank were made available and we were provided with all necessary information and clarifications we requested. The Bank has complied with the provisions of the Greek Chart of Accounts for Banks, except for the matters that relate to the implementation of Article 29 of Law 3091/2002 and Article 15 of Law 3229/2004. There was no change in the accounting policies compared with those of the previous year except for the matter disclosed under note (2) to the Balance Sheet. We agreed the contents of the Board of Directors' Report to the General Meeting of shareholders with the Financial Statements. The notes to the Financial Statements include the information required by par. 1 Article 43a and Article 129 of Codified Law 2190/1920. In our opinion, the above Financial Statements and notes thereto, which derive from the Bank's books and records present the asset structure, the financial position of the Bank as at 31 December 2003 and the results of its operations for the year then ended, in accordance with the prevailing legislation and the accounting principles generally accepted in Greece, and are consistent with those applied in the previous year, except for the matter disclosed under note (2) to the Balance Sheet.

Athens, 12 February 2004
Certified Public Accountants - Auditors

SPYROS D. KORONAKIS	GEORGIOS E. KIRBIZAKIS	GEORGIOS D. KAMBANIS
Reg. No 10991	Reg. No 16181	Reg. No 10761
SOL S.A. CPA		DELOITTE

NATIONAL BANK OF GREECE S.A.

(Reg. No 6062/06/B/86/01)

10th CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003

(In thousand euro)

ASSETS		2003			2002	
1. Cash in hand, balances with central banks			1 280 563			857 521
2. Treasury bills and other bills eligible for refinancing with central banks:						
a. Treasury bills and similar securities			106 157			131 773
3. Loans and advances to credit institutions:						
a. Repayable on demand		44 624			72 473	
b. Other loans and advances		5 125 618			5 771 727	
c. Reverse repos		3 507 175	8 677 417		4 781 173	10 625 373
4. Loans and advances to customers		22 699 566			20 607 528	
Less: Provisions for doubtful debts		(1 051 796)	21 647 770		(1 012 032)	19 595 496
5. Debt securities including fixed-income securities:						
a. Government		14 878 288			15 167 019	
b1. Corporates		1 851 923			2 667 858	
b2. Other issuers		1 116 797	17 847 008		1 107 593	18 942 470
6. Shares and other variable-yield securities			657 578			402 441
7. Participating interests			202 696			318 051
8. Shares in affiliated undertakings			743 243			917 462
9. Intangible assets						
a. Establishment and formation expenses		20 080			7 782	
b. Goodwill		76			34 419	
c. Other intangible assets		285 353			371 934	
Less: Amortization of intangible assets		(185 174)	120 335		(134 295)	279 840
10. Tangible assets						
a. Land		622 367			289 664	
b. Buildings	844 075			556 597		
Less: Depreciation of buildings	(270 414)	573 661		(236 601)	319 996	
c. Furniture, electronic and other equipment	439 775			402 249		
Less: Depreciation of furniture, electronic & other equipment	(318 206)	121 569		(267 043)	135 206	
d. Other tangible assets	304 017			230 040		
Less: Depreciation of other tangible assets	(122 640)	181 377		(90 313)	139 727	
e. Fixed assets under construction and advances		31 412	1 530 386		65 444	950 037
12. Own shares			179 325			168 730
13. Other assets			605 954			574 632
14. Prepayments and accrued income			292 799			331 866
TOTAL ASSETS			53 891 231			54 095 692

OFF-BALANCE SHEET ITEMS	2003		2002	
1. Contingent liabilities		30 437 728		23 230 000
2. Commitments arising on sale and repurchase agreements		6 843		8 438
3. Other off-balance sheet items				
a. Items in custody and safekeeping	4 649 970		5 041 405	
b. Commitments from bilateral contracts	7 565 380		11 865 086	
c. Credit memo accounts	11 687 465	23 902 815	12 615 642	29 522 133
TOTAL OFF-BALANCE SHEET ITEMS		54 347 386		52 760 571

LIABILITIES		2003			2002	
1. Amounts to credit institutions:						
a. Repayable on demand		141 406			156 183	
b. Time and notice		5 608 235			3 202 587	
c. Repos		3 911 837	9 661 478		5 613 684	8 972 454
2. Amounts owned to customers:						
a. Deposits		36 817 503			37 372 073	
b. Other liabilities		171 258			198 004	
c. Repos		1 989 415	38 978 176		2 454 515	40 024 592
3. Debts evidenced by certificates:						
a. Debts securities in issue		6 814			7 439	
b. Other		25 055	31 869		28 586	36 025
4. Other liabilities			1 236 046			1 403 746
5. Accrued expenses and deferred income			226 072			272 788
6. Provisions for liabilities and charges:						
a. Provisions for staff pensions and similar obligations		23 686			24 779	
b. Provisions for taxation		4 745			4 880	
c. Other provisions		12 856	41 287		14 047	43 706
6A. Provisions for general banking risks			5 761			7 941
7. Subordinated liabilities			750 000			750 000
7A. Hybrid capital (BoG circular N°17/2002)		350 000			–	
SHAREHOLDERS' EQUITY:						
8. Paid-up capital		1 147 761			1 043 419	
9. Share premium account		32 393			32 393	
10. Reserves						
a. Statutory reserve	208 143			188 273		
b. Extraordinary reserves	140 824			119 387		
c. Tax-exempt reserves	668 774			875 207		
d. Special tax-exempt reserves of article 15 of L.3229/2004	382 937			–		
e. Own shares reserves	283	1 400 961		1 387	1 184 254	
11. Fixed assets revaluation surplus		20 472			100 760	
11A. Fixed asset investment subsidy		2 700			500	
12. Retained earnings		307 210			338 674	
13. Consolidation differences		(446 337)			(146 886)	
14. Minority interests		145 382	2 610 542		31 326	2 584 440
TOTAL LIABILITIES			53 891 231			54 095 692

NOTES:
A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) "Diethniki" Mutual Fund Management S.A., 7) National Investment Company S.A., 8) "National" Mutual Fund Management S.A., 9) "Ethniki Kefalaiou" Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) "Ethniki" Leasing S.A., 12) National Regional Development Co. of Northern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc., 15) National Securities Co. (Cyprus) Ltd, 16) Interlease A.D. (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria A.D., 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania S.A., 24) "Ethniki" Venture Capital Management S.A., 25) Stopanska Banka A.D. Skopje, 26) United Bulgarian Bank A.D. Sofia, 27) ETEBA Advisory S.R.L., 28) NBG International Inc., 29) NBGI Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBGI Jersey Ltd, 33) NBG Luxembourg Holding S.A, 34) NBG Luxfinance Holding S.A., 35) NBG Asset Management S.A.S., 36) NBG International Asset Management S.A.S, 37) Innovative Ventures S.A., 38) NBG Funding Ltd and 39) Banca Romaneasca S.A. Of the companies included in the consolidated financial statements as at 31.12.2002 the National Investment Company S.A., which was consolidated with the equity method of accounting, in the current period is fully consolidated. The companies referred to under items 38 and 39 were consolidated for the first time as at 31.12.2003. B) In the financial statements of 31.12.2003 the following subsidiaries of the non-financial sector and associates are included for the first time using the equity method of accounting:1) Astir Palace Vouliagmenis S.A, 2) Ethniki Hellenic General Insurance S.A., 3) National Real Estate S.A., 4) AGET HERACLES, 5) Phosphate Fertilisers Industries S.A., 6) Kadmos S.A., 7) NBG Training Centre S.A., 8) Astir Alexandroupolis S.A., 9) Grand Hotel Summer Palace S.A., 10) ETHNODATA S.A., 11) Larko Metalourgical Company, 12) Teleindustrial S.A., 13) Eviop Tempo S.A., 14) Banking Information Systems "TEIRESIAS",15) Hellenic Countrysites S.A., 16) Social Securities Fund Management S.A., 17) LYKOS Paperless Solutions S.A.,18) Hellenic Spinning Mills of Pella S.A. and 19) Planet Ernst & Young S.A. C) In view of the transition to International Financial Reporting Standards, the Bank, based on the provisions of article 15 of Law 3229/2004, revalued in 2003, land and buildings to their fair values. The valuation was performed by independent qualified valuers in accordance with the provisions of International Accounting Standard 16. The revaluation surplus, which amounted to € 436 997 thousand (land € 304 191 thousand and buildings € 132 806 thousand), was partially used according to the provisions of article 15 of Law 3229/2004 to offset losses on the valuation at the lower of cost and fair value of shares and bonds of the investment and trading portfolios of € 45 028 thousand and € 9 032 thousand respectively. The remaining amount of € 382 937 thousand of the revaluation surplus is included in a special tax-exempt reserve. Subsequent to the offsetting, the revaluation surplus of the investment and trading portfolios, including positions in derivatives, amounted to € 20 969 thousand and € 20 106 thousand respectively. D) The fixed assets of the NBG Group are free of liens or encumbrances as at 31.12.2003. E) The total number of persons employed by the NBG Group as at 31.12.2003 was 20 752. F) The accounting principles followed by the NBG Group have not changed since the preceding accounting period. G) Certain items in 31.12.2002 were reclassified so as to be comparable with the corresponding items of 31.12.2003 H) The balances denominated in foreign currency have been translated into euro at the exchange rate prevailing as at 31.12.2003 I) In 2003, National Bank of Greece S.A. increased its share capital by € 104 342 thousand, through capitalization of an equal amount of reserves and fixed asset revaluation surplus through the issuance of 23 187 099 new ordinary shares.

PROFIT AND LOSS ACCOUNT

		2003			2002	
1. Inerest receivable and similar income:						
- Interest income on fixed-income securities	571 208			752 706		
- Other inerest and similar income	1 948 797	2 520 005		2 037 771	2 790 477	
Less:						
2. Income payable and similar charges		(1 217 335)	1 302 670		(1 604 776)	1 185 701
3. Income on securities:						
a. Income on shares and other variable-yield securities		9 265			9 869	
b. Income on participating inerests	9 490			8 034		
c. Income on shares in affiliated undertakings	3 947	22 702		2 136	20 039	
4. Commisions receivable		437 876	460 578		374 520	394 559
			1 763 248			1 580 260
5. Commisions payable			(45 298)			(36 986)
			1 717 950			1 543 274
6. Net profit on financial operations		103 192			74 602	
7. Other operating income		26 578	129 770		28 684	103 286
Total income			1 847 720			1 646 560
8. General administrative expenses:						
a. Staff costs						
- Wages and salaries	(487 965)			(486 578)		
- Social security costs	(159 875)			(158 788)		
- Other charges	(70 913)	(718 753)		(72 410)	(717 776)	
b. Other administrative expenses						
- Taxes and duties	(44 357)			(42 420)		
- Service fees	(122 170)			(121 156)		
- Other fees to third parties	(139 037)	(305 564)	(1 024 317)	(133 671)	(297 247)	(1 015 023)
			823 403			631 537
9. Fixed assets depreciation and amortization charges		(184 224)			(150 889)	
10. Other operating charges		(14 444)	(198 668)		(14 440)	(165 329)
Profit on ordinary activities before provisions			624 735			466 208
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(147 780)			(144 634)
Profit on ordinary activities before tax			476 955			321 574
15. Extraordinary income		30 977			42 334	
16. Extraordinary charges		(13 235)			(46 499)	
17. Extraordinary profit		38 289	56 031		35 477	31 312
18. Profit before tax and minority inerests			532 986			352 886
Minority inerest			(11 985)			(3 067)
Profit before tax			521 001			349 819
Taxes						
- Income Tax		(153 824)			(112 163)	
- Other taxes not included in operating expenses	(7 320)			(9 682)		
- Differences in tax obligation from previous periods	(626)			(15 307)		
- Minority taxes		1 084	(160 686)		581	(136 571)
Group profit after tax			360 315			213 248

Athens, 12 February 2004

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS' REPORT

To the Shareholders of National Bank of Greece S.A.

We performed our audit in accordance with the provisions of articles 108 and 130 of Codified Law 2190/1920 "For Sociétés Anonymes" of the 10th consolidated Balance Sheet, consolidated Profit and Loss Account and the related notes thereto of the National Bank of Greece S.A Group of companies for the year ended 31 December 2003. We applied the auditing procedures we considered necessary, which are in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants, and we agreed the contents of the Directors' Report to the General Meeting of the Shareholders with the above consolidated Financial Statements. We did not audit the financial statements of various subsidiary companies included in the consolidation, which statements reflect 1.53% of consolidated total assets and 2.49% of consolidated total income. These financial statements were audited by other certified auditors, on whose reports we have relied to express our opinion, insofar as they relate to the amounts included in the consolidated Financial Statements. In our opinion the above consolidated Financial Statements have been prepared in accordance with the relevant provisions of Codified Law 2190/1920, and present, in accordance with the prevailing legislation and accounting principles followed by the Bank, which are generally accepted in Greece and are consistent with those applied in the previous year, except for those disclosed under (b) and (c) of the notes to the Consolidated Balance Sheet, the asset structure, the financial position and the consolidated results of operations of all the companies included in the consolidated Financial Statements as at 31 December 2003.

Athens, 12 February 2004
Certified Public Accountants - Auditors

SPYROS D. KORONAKIS	GEORGIOS E. KIRBIZAKIS	GEORGIOS D. KAMBANIS
Reg. No 10991	Reg. No 16181	Reg. No 10761
SOL S.A. CPA		DELOITTE

NOTE TO SHAREHOLDERS FROM THE CHAIRMAN OF THE NBG AUDIT COMMITTEE

The NBG Audit Committee was set up on 28 May 1999 and, following a number of replacements of members during the course of 2002, was composed, in the first half of 2003, of full members Messrs. G. Lanaras, V. Konstantakopoulos, P. Lambropoulos, A. Karabelas and P. Mylonas, and three substitute members Messrs. G. Tsouyopoulos, T. Pliakos and M. Oratis. Bank executives participating in the Committee, i.e. Messrs Karabelas, Mylonas, Pliakos and Oratis, are not directly responsible for the approval or conduct of the Bank's transactions. In order to bring the Bank into line with Greek legislation (L. 3016/2002, as amended) and US legislation, since the Bank's stock is traded on the ASE and NYSE, the Bank's Board of Directors decided (1212/30.6.2003) to reconstitute the Committee for the coming three years. Accordingly, Messrs. G. Lanaras, who chairs the Committee, V. Konstantakopoulos, who sits in for Mr. Lanaras in the event of impediment, and V. Rapanos, elected as special financial advisor to the Committee, were appointed as full members, while Messrs. P. Lambropoulos and G. Tsouyopoulos were appointed as substitute members. All these members are non-executive members of the Bank's Board of Directors, in accordance with Greek legislation.

The Audit Committee convened four times in 2003. It is charged with the task of supervising the work of internal and external auditors, reviewing the results of such audits and, in particular, the efficiency and effectiveness of the Group's financial reporting, as well as the adequacy and efficiency of NBG's System of Internal Controls. Accordingly, the internal and external auditors informed the Audit Committee that their controls did not reveal any substantial issue that could materially affect the smooth operation of the Bank. The relevant meetings of the internal and external auditors with the Committee took place without the presence of Board Members. The Committee was informed also of the work of the Bank's newly established Reporting and Transparency Committee, which reports to executive Board members of the Bank and the General Manager of the Financial and Management Accounting Division regarding the accuracy and fullness of financial data and the effectiveness of procedures and controls that aim at providing timely, accurate and full reporting, whereby the latter can provide certification to this effect to the US Securities and Exchange Commission (SEC-20F).

Besides the Bank's Auditor General, who attended all the Audit Committee's meetings, and the General Manager of the Financial and Management Accounting Division, who contributes to the Committee's work on a continuous basis, the Audit Committee invited over the course of the year the General Managers of the Operational Support Division, the Financial and Management Accounting Division, and the International Activities Division, and the Managers of the Organization Division, the IT Division, the Financial and Management Accounting Division, and International Divisions I and II. At these meetings the Audit Committee was informed of matters relating to progress regarding the strategic objectives of the Bank, and particularly the progress of organization and infrastructure projects. Other matters that were reviewed closely included the adequacy, effectiveness and safety of computer systems, and the disaster recovery plan, as well as the accuracy and reliability of financial reporting in general, the drawing up of financial statements, the strategy for business growth, and supervision of NBG's activities abroad. Furthermore, the Committee was informed of recent international developments regarding money laundering and the precautionary and counter measures used by the Bank to fight the phenomenon.

Athens, 27 January 2004

G. Lanaras

Chairman of the Audit Committee

INVITATION TO THE BANK'S ORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held on Tuesday, 18 May 2004, at 12:00 noon

Pursuant to the provisions for Sociétés Anonymes (Cod. Law 2190/1920) and for dematerialized shares (Law 2396/96), to the Bank's Articles of Association (Article 11) and the National Bank's Board of Directors' resolution dated 22 April 2004, the Shareholders of banking Société Anonyme National Bank of Greece S.A., whose registered office is at Eolou 86, Athens, Greece, are invited to the Bank's Ordinary General Meeting to be held at 12:00 noon on Tuesday, 18 May 2004, at Eolou 93 (Megaro Melas), Athens, with the following agenda:

1. Submission for approval of the Board of Directors' and the Auditors' Reports on the annual financial statements for the financial year 2003 (i.e. 1 January 2003 – 31 December 2003).

2. Submission for approval of the annual financial statements for the year 2003 (i.e. 1 January 2003 – 31 December 2003). Approval of dividend.

3. Submission for approval of the transitional balance sheets (for the period 1 January 2003 – 30 September 2003) of the following companies that merged with National Bank of Greece:
   a. Hellenic Hotel Tourist and Consulting Enterprises S.A.
   b. Société Nationale Consultante Foncière et Touristique S.A.
   c. Olympias Tourism Hotels S.A.

4. Discharge of the members of the Board of Directors and the Auditors of the National Bank of Greece and the following merged companies:
   a. Hellenic Hotel Tourist and Consulting Enterprises S.A.
   b. Société Nationale Consultante Foncière et Touristique S.A.
   c. Olympias Tourism Hotels S.A.
   from any liability for indemnity regarding the Bank's annual financial statements and management for the year 2003 (i.e. 1 January 2003 – 31 December 2003).

5. Approval of the election of Board members undertaken by decision of the Board of Directors, to replace those members who are deceased or have resigned.

6. Approval of the remuneration received by the Bank's Board of Directors for the financial year 2003 (pursuant to Cod. Law 2190/1920 Article 24, Paragraph 2), and determination of their remuneration for the year 2004.

7. Determination of the remuneration and compensation of non-executive members of the Board of Directors in their capacity as members of the Audit Committee for the year 2004.

8. Approval of members of the Board of Directors', General Managers' and Managers' participation in the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per Cod. Law 2190/1920, Article 23, par. 1 and Article 30, par. 1 of the Bank's Articles of Association).

9. Election of a new Board of Directors. Determination of its independent non-executive members.

10. Election of regular and substitute Certified Auditors for the purposes of the audit of the Bank's financial statements and the Group's consolidated financial statements for the year 2004, as well as the determination of their remuneration.

11. Increase in the Bank's share capital through the capitalization of reserves from the revaluation of buildings, installations and land, and other reserves in accordance with Article 15 of Law 3229/2004, through the issuance of 76 517 426 new shares with a nominal value of € 4.50 per

share in favor of the Bank's existing Shareholders, at a ratio of 3 new shares for every 10 existing shares. Settlement of fractional rights. Amendment of Articles 4 and 39 of the Bank's Articles of Association to reflect the capital increase.

12. Approval of program to purchase the Bank's own shares in accordance with Article 16, par. 5 *et seq.* of Cod. Law 2190/1920.

13. Announcement of the reorganization of the management structure of the Bank and the responsibilities of General Managers.

14. Amendment to Articles 18, 21, 22, 23, 24, 27, 30 and 41 of the Articles of Association of the Bank.

15. Announcements and other business.

According to the law and the Bank's Articles of Association, Shareholders who wish to participate in the General Meeting in person or by proxy are requested to proceed as follows:

1. Shareholders of dematerialized shares not held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders will subsequently submit the relevant certification, issued by the Central Securities Depository S.A. and supplied to them by their Securities Account Operators, to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Wednesday 12 May 2004).

2. Shareholders of dematerialized shares which are held with the Central Securities Depository S.A. in a Special Securities Account should have their shares blocked, in all or in part, directly through the Central Securities Depository S.A., by written declaration; the relevant certification issued to the Shareholders by the above-mentioned institution will subsequently be submitted by them to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Wednesday, 12 May 2004).

3. Shareholders of non-dematerialized shares or depository documents will have to deposit them with the Bank (Head Office and Branches), or with the Deposit and Loans Fund or with any banking corporation in Greece at least five (5) days before the General Meeting (i.e. by Wednesday, 12 May 2004). Shareholders abroad should deposit their shares with any local NBG Unit (Branch or Representative Office), as applicable, otherwise with any other accredited Bank. They should also ensure that the relevant share deposit receipts are submitted to the Bank by the above deadline.

Shareholders who are legal entities are further required to submit their legalization documents to the Bank, according to the law, within the same time limits as above, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders wish to be represented by proxy, their representation documents should also be submitted to the Bank by Wednesday, 12 May 2004.

For their convenience, Shareholders who wish to participate in the General Meeting are also offered the option to authorize the Bank to block their shares on their behalf, in which case they are requested to contact the Shareholders Department (Tel. Nos. +30 210 334 3414/16/21/24/26/28/60/94, and Fax. Nos. +30 210 334 3404/06/10).

Athens, 22 April 2004

By order of the Board of Directors

CONTACT INFORMATION
NATIONAL BANK OF GREECE S.A.
Eolou 86, 102 32 Athens
Tel: 210 3341000 Fax: 210 4806510 telex: 021/4931-38 NBG GR
http://www.nbg.gr

	TELEPHONE	TELEFAX	WEBSITE
SHAREHOLDER ENQUIRIES:			
Secretariat Division	210-3343411-2	210-3343404	www.nbg.gr
Domestic shareholders	210-3343460	210-3343406	
	210-3343425		
Overseas shareholders	210-3343414	210-3343410	
	210-3343426		
	210-3343422		
	210-3343416		
Overseas stock-exchange relations	210-3343494	210-3343449	
SPECIAL BANKING SERVICES:			
Investor Relations	210-3341620	210-3341670	www.nbg.gr
Treasury Division	210-3328803-4	210-3328850	
Dealing - Room	210-3328815-7	210-3328820	
International Division I:			
Southeast Europe and Eastern Mediterranean	210-3695931-2	210-3695930	
International Division II	210-3695825-6	210-3695694	
Other countries	210-3340222	210-3340469	
Correspondent Banking	210-3340454		
Payment systems	210-3340229		
Private Banking Division			
Private Banking	210-3664144	210-3664140	
Private Banking Branch	210-3347934/7939	210-3347940	
Commercial Credit Division	210-7727551/336	210-7727447	
Trade Credit Division	210-7727677	210-7727688	
Corporate Financing Division	210-3341122	210-3341179	
Mortgage Lending Division	210-3695331	210-3695350	
Consumer Credit Division	210-9306201-2	210-9306233	
Shipping Finance Division	210-4144101	210-4144120	
Shipping Branch	210-4144000	210-4144005	
INVESTMENT BANKING SERVICES:			
Capital Market Division	210-3347037	210-3347030	www.nbg.gr
Project Finance Division	210-3347062	210-3296393	
Consultancy Division	210-3347042	210-3347050	
National Investment S.A.	210-3228401/8536	210-3223425	www.ethnex.gr
STOCKBROKING SERVICES:			
National Securities S.A.	210-3328500	210-3328565	www.e-x.gr
CUSTODIAN SERVICES:			
Domestic customers	210-3340261/0267	210-3340273	www.nbg.gr
Overseas customers	210-3340281/0283	210-3340311	
VENTURE CAPITAL SERVICES:			
NBG Venture Capital S.A.	210-3319560	210-3319569	www.nbgvc.gr
LEASING SERVICES:			
Ethniki Leasing S.A.	210-6456193-7	210-6456198	www.ethnolease.gr
FACTORING SERVICES:	210-3348312	210-3348318	www.nbg.gr
Commercial Credit Division	210-3348306-7		
MUTUAL FUNDS:			
Diethniki Mutual Fund Management S.A.	210-3347400	210-3218514	www.diethniki.gr
CREDIT CARD SERVICES:			
National Management & Organization Co. S.A.	210-9503500	210-9522057	www.ethnokarta.gr
INSURANCE SERVICES:			
Ethniki Hellenic General Insurance Co. S.A.	210-3299000	210-3236101	www.ethniki-asfalistiki.gr
REAL ESTATE AND STORAGE SERVICES:			
Ethniki Kefalaiou S.A.	210-3340850	210-3217905	
National Real Estate S.A.	210-3217713/7717	210-3217877	www.ethnodata.gr/ethnak
EKTENEPOL Urban Planning S.A.	210-3210558	210-3213011	

	TELEPHONE (from Greece)	TELEFAX	WEBSITE
COMPUTING SERVICES:			
Ethnodata S.A.	210-4806771	210-4806815	www.ethnodata.gr
INTERNET BANKING:			
Help Desk	210-9479999	210-9479777	www.nbg.gr

	TELEPHONE (from Greece)	TELEFAX	WEBSITE
INTERNATIONAL OFFICES:			
ALBANIA			
Tirana	(0035542) 33612 33621-4	33613	www.nbg.gr
AUSTRALIA			
Melbourne	(00613) 93489255	93489755	www.nbg.gr
Sydney	(00612) 92477456-7	92514321	
BULGARIA			
Sofia	(003592) 9806956	9814184	www.nbg.gr
EGYPT			
Cairo	(00202) 3380065	3370579	www.nbg.gr
FRANCE			
Paris	(00331) 53770202	42892750	www.nbg.gr
GERMANY			
Frankfurt	(004969) 25500	2550225	www.nbg.gr
NETHERLANDS			
Amsterdam	(003120) 6120674	4207513	www.nbg.gr
ROMANIA			
Bucharest	(004021) 3300992 3303457	3301945	www.nbg.gr
SWEDEN			
Stockholm	(00468) 6114863	6117118	
TURKEY			
Istanbul	(0090212) 2906330-4	2906335	
UNITED KINGDOM			
London	(0044207) 6263222	9290989	www.nbg.gr
Channel Islands (Guernsey)	(00441481) 720800	711710	
YUGOSLAVIA			
Belgrade	(0038111) 3019910	3019936	www.nbg.gr
INTERNATIONAL SUBSIDIARY BANKS:			
BULGARIA			
United Bulgarian Bank AD (UBB), Sofia	(003592) 8112800	9880822	www.ubb.bg
Interlease AD, Sofia	(003592) 9817035	9718333	www.interlease.bg
CANADA			
National Bank of Greece (Canada)	(001514) 9541522	9541620	www.nbgbank.com
CYPRUS			
National Bank of Greece (Cyprus) LTD	(00357) 22840000	22762080	
FYROM			
Stopanska Banka AD Skopje	(003892) 3295295	114503	www.stb.com.mk
ROMANIA			
Banca Romaneasca	(004021) 3211601	3215259	www.banca-romaneasca.ro
Garanta SA (Insurance)	(004021) 3079971	3079970	www.garanta.ro
SOUTH AFRICA			
The South African Bank of Athens Ltd.	(002711) 8321211	8381001	www.bankofathens.co.za
UNITED KINGDOM			
NBG International Ltd, London (financial and investment consulting)	(0044207) 6615656	6615667	www.nbgiprivateequity.co.uk.
U.S.A.			
Atlantic Bank of New York	(001212) 6955400	9679049	www.abny.com
ANNUAL REPORT ENQUIRIES:			
Strategic Planning and Research	210 3341522	210 3341702	www.nbg.gr

NATIONAL BANK OF GREECE

(Reg. No 6062/06/B/86/01)
86 Eolou St., 102 32 Athens
Tel: 210 334 1000, Fax: 210 334 2235
Telex: 021 4625, 4626, 4627 NBG GR
http://www.nbg.gr

LAYOUT: NATIONAL BANK OF GREECE, MARKETING DIVISION
GRAPHICS DESIGN DEPT

NATIONAL BANK OF GREECE

www.nbg.gr



